FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 16, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Amended and Restated Senior Secured Notes Indenture between Petaquilla Minerals Ltd. and Computershare Trust Company of Canada made as of March 25, 2009

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  September 16, 2009

By:

/s/ Bassam Moubarak

(Name)

Its:

Chief Financial Officer

(Title)

EXECUTION COPY

AMENDED AND RESTATED SENIOR SECURED NOTE INDENTURE

between

PETAQUILLA MINERALS LTD.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

PROVIDING FOR THE ISSUE OF

Senior SecuredNotes

of Petaquilla Minerals Ltd.

Made as of March 25, 2009

(ii)

5.	SENIORITY		27

	5.1	Seniority	27

6.	COVENANTS OF PTQ		27

	6.1	General Covenants	27
	6.2	Trustee’s Remuneration and Expenses	30
	6.3	Trustee to Give Notice of Default	30
	6.4	Performance of Covenants by Trustee	30

7.	DEFAULT AND ENFORCEMENT		30

	7.1	Events of Default	30
	7.2	Acceleration on Default	31
	7.3	Waiver of Default or Breach	32
	7.4	Proceedings by the Trustee	32
	7.5	Suits by Noteholders	33
	7.6	Application of Moneys Received by Trustee	33
	7.7	Distribution of Proceeds	34
	7.8	Trustee Appointed Attorney	34
	7.9	Remedies Cumulative	34
	7.10	Judgment Against PTQ	34

8.	SATISFACTION AND DISCHARGE		35

	8.1	Cancellation and Destruction	35
	8.2	Non-Presentation of Notes	35
	8.3	Repayment of Unclaimed Moneys to PTQ	35
	8.4	Release from Covenants	35

9.	CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER		36

	9.1	Certain Requirements in Respect of Merger, etc	36
	9.2	Vesting of Powers in Successor	36
	9.3	Execution of Supplemental Indenture	37

10.	MEETINGS OF NOTEHOLDERS		37

	10.1	Right to Convene Meeting	37
	10.2	Notice of Meeting of Noteholders	38
	10.3	Quorum	38
	10.4	Chairman	38
	10.5	Power to Adjourn	38
	10.6	Show of Hands	39
	10.7	Poll	39
	10.8	Voting	39
	10.9	Record Dates	39
	10.10	Proxies	39
	10.11	Resolution in Lieu of Meeting	40
	10.12	PTQ and Trustee may be Represented	40
	10.13	Powers Exercisable by Special Resolution	40

(iii)

	10.14	Meaning of "Special Resolution"	42
	10.15	Minutes	42
	10.16	Effect of Resolutions	42

11.	SUPPLEMENTAL INDENTURES		43

	11.1	Provision for Supplemental Indentures for Certain Purposes	43
	11.2	Binding Effect of Modifications	43

12.	CONCERNING THE TRUSTEE		44

	12.1	Conditions Precedent to Trustee’s Obligation to Act	44
	12.2	Requirement for Funds and Indemnity	44
	12.3	Evidence	44
	12.4	Experts and Advisers	45
	12.5	Documents, Moneys, etc. Held by Trustee	45
	12.6	Action by Trustee to Protect Interests	45
	12.7	Trustee not Required to give Security	46
	12.8	Protection of Trustee	46
	12.9	Replacement of Trustee	48
	12.10	Trustee Not Bound to Act	49
	12.11	Conflict of Interest	49
	12.12	Delegation of Powers	49
	12.13	Acceptance of Trust	50
	12.14	Privacy Issues	50
	12.15	Third Party Interests	50
	12.16	Environmental Indemnity	50

13.	GUARANTEE		51

	13.1	Guarantee	51
	13.2	Subordination of Claims and Postponement of Subordination	54

14.	MISCELLANEOUS		55

	14.1	Manner of Giving Notice	55
	14.2	Day not a Business Day	56
	14.3	Execution and Effect of Restated Indenture	56
	14.4	Consolidations	56
	14.5	Counterparts	56
	14.6	Severability	57
	14.7	Headings for Reference Only and Preamble	57
	14.8	Successors and Assigns	57
	14.9	Time of the Essence	57
	14.10	Governing Law	57
	14.11	Force Majeure	57
	14.12	Entire Agreement	58

APPENDIX “I”			1

(iv)

1.	CONVERSION RIGHTS		1

	1.1	Conversion Privilege of the Series D Noteholder	1
	1.2	Manner of Exercise of Right to Convert	1
	1.3	Adjustment of Conversion Price	2
	1.4	No Requirement to Issue Fractional Shares	5
	1.5	Corporation to Reserve Common Shares	6
	1.6	Taxes and Charges on Conversion	6
	1.7	Cancellation of Converted Series D Notes	6
	1.8	Certificate as to Adjustment	6
	1.9	Notice of Special Matters	7
	1.10	Obligations of PTQ Regarding Calculations	7
	1.11	Protection of Trustee	7

Schedule "A" – Form of Notes (other than Series D Notes)
Schedule "B" – Form of Series D Notes

PETAQUILLA MINERALS LTD.

Senior Secured Note Indenture

THIS INDENTURE  is  made  as  of  the  25th  day  of  March,  2009,

BETWEEN:	PETAQUILLA MINERALS LTD. ("PTQ") ;
AND: AND:

ADRIAN RESOURCES (BVI) LTD., PETAQUILLA MINERALS, S.A., PETAQUILLA GOLD, S.A., COMPANIA MINERA BELENCILLO, S.A., PETAQUILLA INFRAESTRUCTURA, S.A. AND AQUA AZURE, S.A. (collectively, the "GUARANTORS");

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust corporation existing under the laws of Canada (the "Trustee").

WITNESSETH THAT:

WHEREAS PTQ is authorized to create and issue the Notes as herein provided to be issued in one or more series as herein provided;

AND WHEREAS all necessary resolutions of the directors of PTQ have been duly passed and other proceedings taken and conditions complied with to make the creation and issuance of the Notes and this Indenture and the execution thereof and hereof legal, valid and effective;

AND WHEREAS the Trustee has full power and authority to execute this Indenture and to accept and execute the rights, powers, duties, obligations and responsibilities and any trusts herein imposed upon it;

AND WHEREAS all necessary resolutions of the directors of the Guarantors have been duly passed and other proceedings taken and conditions complied with to make the creation and issuance of this Indenture and the execution thereof and hereof legal, valid and effective.

NOW THEREFORE THIS SECURED NOTE INDENTURE WITNESSETH FOR GOOD AND VALUABLE CONSIDERATION GIVEN AND ACKNOWLEDGED THAT the parties hereto hereby agree and declare as follows:

1.

DEFINITIONS

1.1

Definitions and Interpretation

In this Indenture, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter. In this Indenture, except where the context otherwise requires:

"Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise;

"Bankruptcy Act" has the meaning ascribed thereto in subsection 7.1(e);

"Business Day" means any day other than a Saturday, Sunday or a day on which the principal chartered banks located at Vancouver, British Columbia are not open for business during normal banking hours;

“Change of Control” means the occurrence of any of the following:

(1)

the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of PTQ and its Subsidiaries, taken as a whole, to any person; or

(2)

the adoption of a plan relating to the liquidation or dissolution of PTQ; or

(3)

any person or group, becomes the owner, directly or indirectly, of 50% or more of the voting power of voting securities of PTQ; or

(4)

PTQ amalgamates or consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into PTQ, in any such event pursuant to a transaction in which any of the outstanding voting securities of PTQ or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting securities of PTQ outstanding immediately prior to such transaction is converted into or exchanged for voting securities (other than Disqualified Capital Stock) of the surviving or transferee person constituting a majority of the outstanding shares of such voting securities of such surviving or transferee person (immediately after giving effect to such issuance).

“Common Shares” means the common shares in the capital of PTQ; provided that in the event of a subdivision, redivision, reduction, combination or consolidation thereof, or such subdivisions, redivisions, reductions, combinations or consolidations, then, subject to adjustments, if any, having been made in accordance with the provisions of Appendix I below, "Common Share" shall thereafter mean the shares resulting from such subdivision, redivision, reduction, combination or consolidation;

"Conversion Price" means CDN$2.25 per Common Share as adjusted as provided herein, in each case issuable from time to time upon the conversion of the Notes in accordance with the provisions of Appendix I;

"Counsel" means the firm of legal counsel retained by the Trustee or retained by PTQ and acceptable to the Trustee;

“Determination Date” has the meaning assigned thereto in Section 2.19.

"Dollar" and "$" unless otherwise specified, mean lawful money of the United States;

“Disqualified Capital Stock” means any capital shares of PTQ or a Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any preferred shares of a Subsidiary of PTQ and (ii) any preferred shares of PTQ, with respect to either of which, under the terms of such preferred shares, by agreement or otherwise, such Subsidiary or PTQ is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes.

“Distributable Cash” means all of the PTQ’s available cash, after:

(a)

satisfaction of its debt obligations (principal and interest) as contemplated by or permitted under this Indenture;

(b)

satisfaction of its general and administration expenses, capital expenditures and other expense obligations, subject to the terms and conditions set forth in this Indenture;

(c)

deduction for income tax obligations; and

(d)

retaining reasonable working capital or other reserves, as contemplated by or permitted under this Indenture;

all as calculated without duplication.

"Event of Default" has the meaning ascribed thereto in section 7.1;

“Excluded Taxes” means taxes, levies, imposts, deductions, charges or withholdings, including interest, penalties or additions thereto, and all related liabilities, imposed on or measured by net income or net profits of the relevant Holder, capital taxes or franchise taxes imposed pursuant to the Laws of Canada, the United States or by the jurisdiction under the laws of which the Holder is organized, in which such person is resident for tax purposes or in which the principal office or applicable lending office of such Holder is located or in which it is otherwise deemed to be engaged in a trade or business for Tax purposes or any subdivision thereof or therein, and any branch profits taxes imposed by the United States or any similar tax imposed by any jurisdiction on the Holder;

"GAAP" means generally accepted accounting principles in effect from time to time in Canada;

“Guarantor” means (i) Adrian Resources (BVI) Ltd. a corporation incorporated in the British Virgin Islands, (ii) Petaquilla Minerals, S.A. a corporation incorporated in the Republic of Panama (iii) Petaquilla Gold, S.A. a corporation incorporated in the Republic of Panama, (iv) Compania Minera Belencillo, S.A. a corporation incorporated in the Republic of Panama, (v) Petaquilla Infraestructura, S.A. a corporation incorporated in the Republic of Panama (vi) Aqua Azure, S.A. a corporation incorporated in the Republic of Panama and (iv) each Subsidiary of PTQ that hereafter becomes a Guarantor pursuant to Section 6.1(j) and “Guarantors” means such entities, collectively;

"Indebtedness" means any liability of PTQ and its Affiliates and Subsidiaries;

“Indemnified Taxes” means Taxes (including Other Taxes) other than Excluded Taxes;

"Indenture", "herein", "hereby", "hereof" and similar expressions mean or refer to this Secured Note Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "section", "subsection", "paragraph" and "clause" followed by numbers or letters mean and refer to the specified Article, section, subsection, paragraph or clause of this Indenture; the whole as same may be amended, supplemented, restated or replaced from time to time;

"Interest Payment Date" means initially the date of issuance of the Notes and after the First Anniversary (as defined below), the 15th day of the months of May and November of each year, provided that, if any Interest Payment Date would otherwise fall on a day which is not a Business Day, it shall be postponed to the next following Business Day ;

“Investments” means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (ii) the repurchase of securities of any Person by such Person;

"Lien" shall mean any hypothec, mortgage, charge, pledge, lien (statutory or otherwise), security interest or other encumbrance of any nature however arising, or any other security agreement or arrangement creating in favour of any creditor a right in respect of any asset that is prior to the right of any other creditor in respect of such asset;

"Maturity Date" means the date on which the Notes are to mature pursuant to subsection 2.1(d);

"Noteholder(s)" or "Holder(s)" means the registered holder(s) of Notes;

"Noteholders’ Request" means an instrument, signed in one or more counterparts by the Holders of at least 25% in the aggregate principal amount of Notes then outstanding, requesting the Trustee to take some action or proceeding specified therein;

"Notes" means collectively the 15% senior secured notes of PTQ authorized to be issued hereunder each in principal amount denominations of US$1,000 and any integral multiple thereof;

"PTQ" means Petaquilla Minerals Ltd., a corporation under the laws of the British Columbia;

"PTQ Charged Property" shall have the meaning ascribed thereto in section 4.1;

"PTQ GSA" means the general security agreement, as applicable, granted by PTQ in favour of the Trustee, for and on behalf of the Noteholders, on the PTQ Charged Property, in a form and content acceptable to PTQ and the Trustee, to secure the Secured Obligations, the whole as described in section 4.1, the whole as same may be amended, supplemented, restated or replaced from time to time;

"PTQ Security Interests" means, collectively, all of the Liens on the property of PTQ created or granted under the PTQ GSA or any other security document delivered from time to time under section 4.3;

"Officer’s Certificate" means a certificate signed in the name of PTQ by any of the Chairman, the President, an Executive Vice-President, Senior Vice-President, Vice-President or any other officer of PTQ;

“Other Taxes” means any present or future transfer, mortgage, stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies imposed by Canada, or any province or territory thereof, the United States or any other jurisdiction that arise from any payment under this Agreement or under the Notes or from the execution, delivery, enforcement or registration of, or otherwise with respect to, this Agreement or the Notes;

“Permitted Investments” means, for any Person, investments made on or after the date of this Indenture consisting of:

(i)

Investments by PTQ, or by a Subsidiary thereof, in PTQ or a Subsidiary of PTQ;

(ii)

Temporary Cash Investments;

(iii)

any Investment by PTQ, or by a Subsidiary thereof to (a) acquire control (as defined below) of a Person by way of an offer to acquire outstanding shares of the Person; (b) purchase of all or substantially all of the Person’s assets, or all or substantially all of, any interest in, the assets of the Person, or of any right to all or substantially all of the revenues or income of the Person, by way of a negotiated purchase, lease, license, exchange transaction or other means; (c) effect any merger, amalgamation, plan of arrangement, consolidation, reorganization or other business combination pursuant to which the assets and business of the Person are combined with the assets of PTQ or a Subsidiary thereof; (d) effect the issuance by PTQ or a subsidiary thereof to one or more Persons of shares of PTQ or a Subsidiary thereof in numbers sufficient to constitute an acquisition of control (as defined below) of the Person; and (e) effect any acquisition of control (as defined below) of the Person, directly or indirectly, otherwise than as contemplated by any of the foregoing paragraphs (a) to (d) inclusive, if as a result of such (a) –(e) Investments: (I) such Person becomes a Subsidiary of PTQ; (II) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, PTQ or a Subsidiary thereof; or (II) such business or assets are owned by PTQ or a Subsidiary. For the purposes of this sub-section (iii). For the purposes of this definition, acquisition of “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise;

(iv)

reasonable and customary loans made to employees not to exceed US$500,000 in the aggregate at any one time outstanding; and

(v)

accounts receivable of PTQ and its Subsidiaries generated in the ordinary course of business;

"Permitted Liens" means, at any time, the following Liens:

(vi)

Liens for taxes, assessments or governmental levies not yet due or which are being contested if adequate reserves with respect thereto are maintained in accordance with generally accepted accounting principles, so long as the same do not involve any imminent danger of the sale, forfeiture or loss of any of the material property of PTQ or any interest therein;

(vii)

undetermined or inchoate Liens arising in the ordinary course of business, a claim for which has not been filed or registered pursuant to law or of which notice shall not have been given or become known to PTQ or the Trustee;

(viii)

carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business which are not overdue for a period of more than 30 days or which are being contested;

(ix)

servitudes, rights-of-way, restrictions and other similar encumbrances which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of PTQ;

(x)

statutory Liens incurred or deposits made in the ordinary course of business of PTQ in connection with worker’s compensation, employment insurance and other social security legislation;

(xi)

the reservations and exceptions contained in, or implied by statute in, original dispositions of property from the Crown and grants made by the Crown of interests so reserved or excepted;

(xii)

Liens given to a public utility or similar operating authority when ordinarily required as part of the normal operating practices of such utility or operating authority but only to the extent that the same provide security to such utility or operating authority for payments required to be made by PTQ in the ordinary course of business for services provided to PTQ by such utility or operating authority in the normal course of its business;

(xiii)

Purchase Money Obligations not exceeding in the aggregate CDN$500,000;

"person" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, unlimited liability companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;

"Prevailing Exchange Rate" means the noon (New York City time) buying rate on the Business Day immediately prior to the Date of Conversion for Canadian dollars for cable transfers quoted in New York City as certified for customs purposes by HSBC Bank USA; such Holder shall confirm in writing to PTQ and the Trustee the Prevailing Exchange Rate to use for the conversion;

"Purchase Money Obligations" means:

(a)

any Lien created, issued or assumed after the date of this Indenture to secure Indebtedness not in excess of the value of the underlying property assumed as a part of, or issued or incurred to provide funds to pay, the purchase price of any movable property; and

(b)

any renewal, refunding or extension of any such Lien securing Indebtedness in a principal amount not in excess of the unpaid principal amount of the indebtedness secured thereby immediately prior to such renewal, refunding or extension;

“Redemption Date” when used with respect to any Note to be redeemed means the date fixed for such redemption by or pursuant to this Indenture;

"Regulation S" means Regulation S promulgated by the SEC under the U.S. Securities Act;

“Restricted Payment” means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on capital of PTQ or any Subsidiary of PTQ or any payment made to the direct or indirect holders (in their capacities as such) of capital of PTQ or any Subsidiary of PTQ (other than (x) dividends or distributions payable solely in capital shares (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase capital shares (other than Disqualified Capital Stock), and (y) in the case of Subsidiaries of PTQ, dividends or distributions payable to PTQ or to a Wholly-Owned Subsidiary of PTQ), (ii) the purchase, redemption or other acquisition or retirement for value of any capital shares of PTQ or any of its Subsidiaries (other than capital shares owned by PTQ or a Wholly-Owned Subsidiary of PTQ, excluding Disqualified Capital Stock), (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness other than Indebtedness acquired in anticipation of satisfying final maturity of the Notes, in each case due within one year of the date of acquisition), (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment and (v) forgiveness of any Indebtedness of an Affiliate of PTQ to PTQ or a Subsidiary. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value;

"SEC" means the United States Securities and Exchange Commission;

"Special Resolution" has the meaning ascribed thereto at section 10.14;

“Subsidiary” of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes;

"Successor" has the meaning ascribed thereto in section 9.1;

“Taxes” means all taxes, levies, imposts, deductions, charges or withholdings and all related liabilities;

“Temporary Cash Investments” means (i) Investments in marketable, direct obligations issued or guaranteed by the federal government of Canada or any provincial government of Canada or the United States, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase; (ii) Investments in certificates of deposit issued by a Canadian chartered bank or bank organized under the laws of the United States or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits at the time of investment totaling more than US$1,000,000,000 and rated at the time of investment at least A by S&P and A-2 by Moody’s, maturing within 365 days of purchase; or (iii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds’ assets in the Investments described in the preceding clauses (i) and (ii);

"Trustee" means Computershare Trust Company of Canada and its successors hereunder;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a “U.S. person” as defined in Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

“Weighted Average Market Gold Price” means the average closing price of an ounce of gold in US dollars as reported on Bloomberg under the symbol GOLDS Comdty for the six month period immediately prior to a Determination Date.

“Wholly-Owned Subsidiary” means any Subsidiary, all of the outstanding voting, securities (other than directors’ qualifying shares) of which are owned, directly or indirectly, by PTQ; and

"Written Order" or "Written Request" means a written order or request, respectively, signed in the name of PTQ or any of the Chairman, the President, an Executive Vice-President, Senior Vice-President, Vice-President or any other officer of PTQ.

1.2

Meaning of "outstanding" for Certain Purposes

Every Note shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, or until moneys for the payment thereof shall be set aside under Article 8, or until it shall have become void pursuant to section 2.4. Where a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for all purposes, including, without limitation, the purpose of determining the aggregate principal amount of Notes outstanding. Notes owned, directly or indirectly, legally or beneficially by PTQ or any Affiliate of PTQ shall be disregarded for the purpose of any provision of this Indenture entitling Holders of outstanding Notes to vote, constitute a quorum for the purpose of voting, sign consents, requisitions or other instruments or take any other action under this Indenture, except that (a) for the purpose of determining whether the Trustee shall be protected in relying on any vote, constitution of a quorum, consent, requisition or other action, only those Notes which the Trustee knows are so owned shall be disregarded and (b) Notes so owned which have been pledged in good faith other than to PTQ or any Affiliate of PTQ shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Notes in his discretion, free from the control of PTQ or any Affiliate of PTQ.

2.

THE NOTES

2.1

Designation, Terms and Form of Notes

The aggregate principal amount of Notes authorized to be issued under this Indenture and outstanding at any one time shall consist of and be limited to US$67,000,000. For clarity, PTQ may issue further Notes up to the aforementioned limited amount for any principal amount of Notes redeemed in part or in whole. Each Note authorized to be issued under this Indenture shall:

(a)

consist of and be limited to an aggregate principal amount denominations of US$1,000 and any integral multiple thereof;

(b)

with respect to Notes issued on May 21, 2008, be designated Senior Secured Notes – Series 1, with respect to Notes issued on March 25, 2009, be designated Convertible Senior Secured Notes – Series D (each a “Series D Note”) limited to an aggregate principal amount of US $40,000,000 and, if any future series are issued in accordance with section 2.5, such other series designation as directed by PTQ in writing;

(c)

with respect to Senior Secured Notes – Series 1 dated May 21, 2008, with respect to Senior Secured Notes – Series D dated March 25, 2009 and, if any future series are issued in accordance with section 2.5, such later issue date as directed by PTQ in writing (such issue date, a “Future Series Issue Date”);

(d)

with respect to Senior Secured Notes – Series 1 mature on May 21, 2013, with respect to Senior Secured Notes – Series D mature on March 25, 2011 and, if any future series are issued in accordance with section 2.5, five years after such later Future Series Issue Date;

(e)

bear interest at 15% per annum (after as well as before maturity, default and judgment, with interest on overdue interest at such rate), the first twelve month’s worth of which shall be prepaid in full upon issuance of the Notes and thereafter which shall be paid on each Interest Payment Date;

(f)

be substantially in the form set out in Schedule "A" hereto (provided however that Series D shall be substantially in the form set out in Schedule "B" hereto) with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the officers of PTQ executing any Notes may deem necessary or desirable, in their sole discretion; and

(g)

bear such distinguishing letters and numbers as the Trustee may approve.

2.2

Payment of Principal

An amount equal to 120% of the principal of each Note (other than the Series D Note) will be payable on the Maturity Date of such Note in lawful money of the United States against the surrender of such Note by the registered Holder thereof at any of the places at which a register (including any branch register) is maintained pursuant to section 2.9. An amount equal to 110% of the principal of each Series D Note will be payable on the Maturity Date of such Note in lawful money of the United States against the surrender of such Series D Note by the registered Holder thereof at any of the places at which a register (including any branch register) is maintained pursuant to section 2.9. PTQ will deposit with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. Vancouver time on the Business Day immediately prior to the Maturity Date, such sums sufficient to pay an amount equal to 120% of the principal amount of Notes, or 110% of the principal amount of a Series D Note, as applicable, plus accrued interest owing thereon.

2.3

Interest

Each Note issued hereunder, whether issued originally or in exchange for another Note, shall bear interest at a rate equal to 15% per annum from and including the date of issuance thereof to the Maturity Date, the first twelve month’s worth of which shall be prepaid in full upon issuance of the Notes and thereafter which shall be paid on each Interest Payment Date. After the first twelve months of the issuance of the Notes (the “Twelve Month Anniversary”), interest shall be calculated semi-annually and payable on each Interest Payment Date, from and including the Twelve Month Anniversary or from and including the last Interest Payment Date on which interest shall have been paid or made available for payment with respect to the outstanding Notes up to and including the day preceding the Interest Payment Date or Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Wherever in this Indenture the payment of interest is referred to, such reference shall be deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable, and express mention of interest on amounts in default in any provisions hereof shall not be construed as excluding such interest in those provisions hereof where such express mention is not made.

2.4

Prescription

Provided that the Trustee receives all monies due and owing under the Notes (principal, interest, etc.), the right of a Noteholder to exercise his rights under this Indenture with respect to a Note shall become void unless the Note is presented for payment within a period of three (3) years from the Maturity Date thereof, after which payment with respect to such Note shall be governed by the provisions of Article 8. PTQ shall have satisfied its obligations under each Note upon remittance to the Trustee for the account of the Holder of such Note upon redemption or at the Maturity Date thereof of any and all considerations due hereunder in cash with respect to such Note, subject to and in accordance with the provisions of this Indenture. Such remittance shall for all purposes be deemed a payment to the Noteholder, and to such extent such Note shall thereafter not be considered as outstanding and the Noteholder shall have no right with respect to such Note, except to receive payment out of the moneys so paid and deposited upon surrender of the Note.

2.5

Issue of Notes

Notes may be issued in one or more series (which shall be identical in all respects hereunder save and except for the issue date and Maturity Date which shall confirm to the requirements of sections 2.1(b) and (c)) in the aggregate principal amount in denominations of US$1,000 (or any integral multiple thereof) shall be executed by PTQ and, immediately after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of PTQ upon receipt by the Trustee of the following:

(a)

a Written Order for the certification and delivery of such Notes;

(b)

an opinion of Counsel in favour of the Trustee substantially in form satisfactory to the Trustee;

(c)

an Officer’s Certificate certifying that, so far as is known to the persons signing the same, PTQ is not in default in the performance of any of its covenants contained herein and in all documents relating hereto and that PTQ has complied with the requirements of this Indenture in connection with the issue of the Notes; and

(d)

such Officer’s Certificate, as confirmed by Counsel, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of the Notes.

2.6

Trustee’s Reliance

The Trustee, prior to the certification of the Notes, shall not be bound to make any enquiry or investigation as to the correctness of the matters set forth in any of the opinions, certificates or other documents required by the provisions hereof. The Trustee may rely and shall be protected in acting upon any such opinions, certificates or other documents, but may in its discretion require additional evidence before acting or relying thereon. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Notes so certified and delivered or of the proceeds thereof.

2.7

Execution of Notes

Notes shall be signed by at least one officer of PTQ holding office at the time of signing. The signatures of officers of PTQ required on Notes may be printed or otherwise mechanically reproduced thereon and Notes so signed are as valid as if they had been signed manually. If a Note contains a printed or mechanically reproduced signature of a person, then PTQ may issue the Note even though the person has ceased to be an officer of PTQ and such Note is as valid as if the person were an officer of PTQ at the date of its issue.

2.8

Certification by the Trustee

No Note shall be issued or, if issued, shall be obligatory or entitle the Holder to the benefit hereof, until it has been certified by or on behalf of the Trustee substantially in the form of the certificate set out in Schedule "A" hereto or in the case of a Series D Note, in the form of the certificate set out in Schedule “B” hereto, or in some other form approved by the Trustee. Such certification by the Trustee upon any Note shall be conclusive evidence that the Note has been duly issued hereunder, is a valid obligation of PTQ and that the Holder is entitled to the benefit hereof.

The certificate of the Trustee on Notes issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Notes (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or of the proceeds thereof.

2.9

Registration of Notes

PTQ shall cause to be kept by and at the principal corporate trust office of the Trustee in the City of Vancouver and Toronto, a central Notes register, and by and at the principal corporate trust office of the Trustee (or by such other registrar or registrars, if any, as PTQ with the approval of the Trustee may designate) and in such other place or places as PTQ with the approval of the Trustee may designate, branch registers in which shall be entered the names and latest known addresses of the Holders of Notes and the other particulars, prescribed by law, of the Notes held by them respectively and of all transfers of Notes. Such name registration shall be noted on the Notes by the Trustee or other registrar. No transfer of a Note shall be effective as against PTQ unless made on one of the appropriate registers and made by the registered Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee or other registrar may prescribe, and unless such transfer shall have been duly noted on such Note by the Trustee or other registrar.

The registers referred to in this section shall at all reasonable times during regular business hours be open for inspection by PTQ, by the Trustee and by any Noteholder.

The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a register is kept pursuant to the provisions of this section and in accordance with such reasonable regulations as the Trustee may prescribe.

The Holder of a Note may at any time and from time to time have the registration of such Note transferred from the register in which the registration thereof appears to another register maintained in another place authorized for that purpose under the provisions of this Indenture upon payment of a reasonable fee to be fixed by the Trustee.

None of the Trustee or any registrar for any of the Notes or PTQ shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Note and may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

Except in the case of the central register required to be kept at the City of Vancouver, PTQ shall have the power at any time to close, with the prior approval of the Trustee, any branch register upon which the registration of any Notes appears and in that event it shall transfer the records thereof to another existing register or to a new register and thereafter such Notes shall be deemed to be registered on such existing or new register, as the case may be. In the event that the register in any place is closed and the records transferred to a register kept in another place, notice of such change shall be given, in the manner provided in section 14.1, to the Holders of the Notes registered in the register so closed and in addition the particulars of such change shall be recorded in the central register required to be kept in the City of Vancouver and Toronto.

Every registrar shall, when requested to do so by PTQ or the Trustee, furnish PTQ or the Trustee, as the case may be, with a list of the names and addresses of the Holders of Notes showing the principal amounts and serial numbers of such Notes held by each Holder.

2.10

Person Entitled to Payment

The person in whose name any Notes shall be registered shall be deemed the owner thereof for all purposes of this Indenture and payment of or on account of the principal and accrued interest on such Notes shall be made only to or upon the order in writing of such Holder thereof and such payment shall be a good and sufficient discharge to the Trustee and any registrar and to PTQ and any paying agent for the amount so paid.

As the interest on the Notes becomes payable, PTQ, at least three (3) days before such interest payment date, shall forward or cause to be forwarded by prepaid post (or in the event of mail service interruption by such other means as the Trustee and PTQ shall determine to be appropriate), to the Holder for the time being of each such Note, at his address appearing on the appropriate register hereinbefore mentioned, or in the case of joint Holders, to the one whose name appears first on such register, a cheque for such interest (and any additional amounts payable under section 2.15) payable to the order of such Holder or Holders and negotiable at par at each of the places at which interest upon such Notes is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on the Notes to the extent of the sums represented thereby, unless such cheque be not paid on presentation; provided that, in the event of the non-receipt of such cheque by the Holder, or the loss or destruction thereof, PTQ, on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it shall issue to such Holder a replacement cheque for the amount of such cheque.

Unless PTQ has caused the cheques for the interest payments due on any Interest Payment Date to be sent by the Trustee to the Holders pursuant to this section 2.10, PTQ will send to the Trustee in the manner provided in section 14.1 within seven (7) Business Days of such Interest Payment Date a Certificate of PTQ confirming the making of such interest payments by PTQ together with particulars of such interest payments, including the names of the Persons to whom such interest payments were made and the amount of such interest payments.

The registered Holder for the time being of any Note shall be entitled to the principal and interest, if any, evidenced by such Note, free from all equities or rights of set-off, compensation or counterclaim between PTQ and the original or any intermediate Holder thereof and all persons may act accordingly, and a transferee of a Note shall, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in such respect required by this Indenture or by any conditions contained in such Note or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Note, free from all equities or rights of set-off, compensation or counterclaim between PTQ and his transferor or any previous Holder thereof, save in respect of equities of which PTQ is required to take notice by statute or by order of a court of competent jurisdiction.

Where Notes are registered in more than one name, the principal and interest, if any, from time to time payable in respect thereof in accordance with this section 2.10 may be paid by cheque payable to the order of all such Holders, failing written instructions from them to the contrary, and such payment shall be a valid discharge to the Trustee and any registrar and to PTQ and any paying agent for the amount so paid.

2.11

Replacement of Notes

If any of the Notes shall become mutilated or defaced, or be lost, stolen or destroyed and in the absence of notice that such Notes have been acquired by a bona fide purchaser for value, PTQ shall issue and thereupon the Trustee shall certify and deliver a new Note of like date and tenor as the one mutilated, defaced, lost, stolen or destroyed in exchange for, in place of and upon cancellation of such mutilated or defaced Note or in lieu of and in substitution for such lost, stolen or destroyed Note and the new Note shall be in a form approved by the Trustee. The new Note shall be entitled to the benefit hereof and shall rank equally in accordance with its terms with all other Notes issued hereunder.

The applicant for the issue of a new Note shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to PTQ and the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to PTQ and the Trustee in their respective discretion and such applicant will also be required to furnish indemnity and surety bond in amount and form satisfactory to PTQ and the Trustee in their respective discretion, and shall pay the reasonable charges of PTQ and the Trustee in connection therewith.

2.12

Exchange of Notes

Notes in any denomination may be exchanged at any time for Notes of the same aggregate principal amount in any other authorized denomination. Notes may be so exchanged at any of the places at which a register (including any branch register) is maintained pursuant to section 2.9.

PTQ shall execute and the Trustee shall certify all Notes necessary to carry out exchanges pursuant to this section 2.12. All Notes surrendered for exchange shall be cancelled.

The party requesting any exchange pursuant to this section 2.12 shall, as a condition precedent to such exchange, reimburse the Trustee for any stamp or other security transfer tax or governmental charge required to be paid in respect of such exchange or the related issue of Notes and in addition a reasonable charge for its services for each Note exchanged or transferred and a reasonable charge for every Note issued upon such exchange or transfer, and payment of the said charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.13

Payment of Interest and Principal

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or otherwise, on account of any Note or any interest thereon, if any, shall be payable at the option of the Holder at any of the places at which the principal and interest, if any, of such Note are payable.

Whenever any payment of principal or interest to be made hereunder shall be stated to be due on a day which is not a business day in the place in which a Note is presented for payment, then the Noteholder shall not be entitled to payment of the amount due in such place until the next succeeding business day in that place and will not be entitled to interest or other payment in respect of such delay.

2.14

Rank

The Notes certified and issued under this Indenture rank prior to any other Indebtedness. The Notes certified and issued under this Indenture rank pari passu with one another, in accordance to their tenor without discrimination, preference or priority.

2.15

Taxes

All payments to a Holder (or any successor or assignee thereof) by PTQ under this Agreement or under the Notes shall be made free and clear of and without deduction or withholding for any and all Indemnified Taxes unless required by law. If PTQ shall be required by law or the interpretation thereof by the relevant governmental authority to deduct or withhold any such Indemnified Taxes from or in respect of any sum payable under this Agreement or under the Notes: (i) the amount payable shall be increased by such additional amount as may be necessary so that after making all required deductions or withholdings (including, without limitation, deductions or withholdings applicable to additional amounts paid under this section 2.15), the Holder receives a net amount equal to the full amount it would have received if no deduction or withholding had been made; (ii) PTQ shall make such required deductions or withholdings; (iii) PTQ shall immediately pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law; and (iv) PTQ shall deliver to the Holder as soon as practicable after it has made such payment to the applicable governmental authority (x) a copy of any receipt issued by such governmental authority evidencing the payment of all amounts required to be deducted or withheld from the sum payable hereunder or (y) if such a receipt is not available from such governmental authority, notice of the payment of such amount deducted or withheld. In addition, PTQ shall immediately pay any and all Other Taxes.

PTQ shall indemnify and hold harmless each Holder of Notes for the full amount of Indemnified Taxes imposed on or paid by such Holder and any liability (including penalties, interest and expenses payable or incurred in connection therewith) arising from or with respect to such Indemnified Taxes, whether or not they were correctly or legally asserted. In addition, PTQ shall indemnify the Holder for any Taxes based on or measured by the overall net income of the Holder imposed by any jurisdiction on or with respect to any additional amount payable by PTQ under this section 2.15. Payment under this indemnification shall be made within 30 days from the date the Holder makes written demand for it. A certificate of the Holder containing reasonable detail as to the amounts required to be indemnified under this section 2.15(b) submitted to PTQ shall be conclusive evidence, absent manifest error, of the amount due from PTQ to the Holder.

Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this section 2.15 shall survive the termination of this Agreement and the payment in full of principal, interest, fees and any other amounts payable under this Agreement and under the Notes.

Trustee shall have no duty or responsibility to determine any applicable taxes and shall rely on written confirmation by PTQ.

2.16

Redemption and Prepayment

The Notes may be prepaid prior to maturity at PTQ's option, in whole at any time, on not more than sixty (60) and not less than thirty (30) days' prior written notice, for an amount equal to the sum of the following (i) 120% of the principal amount of the Note or 110% of the principal amount of the Series D Notes, as applicable and (ii) accrued and unpaid interest to the Redemption Date (the sum of (i) and (ii), the “Redemption Amount”, it being understood that any and all prepaid interest on such Notes shall be forfeited by PTQ to the respective Noteholders as a “make whole” premium). The election of PTQ to redeem any Notes shall be evidenced by a resolution of the board of director’s of PTQ.

All notices of redemption shall be sent to each Noteholder to be redeemed not less than thirty (30) days prior to the Redemption Date and shall state:

(a)

the Redemption Date and the Redemption Amount, and

(b)

the place where such Notes are to be surrendered for payment of the Redemption Amount thereof.

Notice of redemption of Notes to be redeemed at the election of PTQ shall be given by PTQ to the Noteholders and the Trustee or, at PTQ's written request, by the Trustee to the Noteholders in the name of and at the expense of PTQ.

Except as may otherwise be provided in any supplemental indenture, upon Notes being called for redemption, PTQ will deposit with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. Vancouver time on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money as may be sufficient to pay the Redemption Amount of all the Notes. At the request of the Trustee, PTQ shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be reasonably incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Notes so called for redemption, upon surrender of such Notes, the Redemption Amount to which they are respectively entitled on redemption.

Notice of redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Amount thereof and on and after such date such Notes shall only bear interest if PTQ shall default in the payment of the principal amount. Upon surrender of any such Note for redemption in accordance with such notice, such Note shall be paid by PTQ.

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at a rate equal to 20% per annum.

2.17

Cash Flow Payment

On an annual basis from October 1st up to and including November 1st in any given year (each such date a “Noteholders Notice Expiry Date”), any Noteholder may, upon written request to PTQ (each notice a “Notice of Cash Flow Prepayment”) together with surrender of the Note Certificate, all delivered to the Trustee, require PTQ to make a principal payment under such Holder’s Notes in an amount equal to the product of (i) 35% of the Distributable Cash multiplied by (ii) the quotient of (A) the principal amount of such Holder’s Notes divided by (B) the then total aggregate principal amount of outstanding Notes hereunder (such product of (i) and (ii), the “Pro Rata Cash Flow Payment”). The Pro Rata Cash Flow Payment shall be applied to reduce the outstanding principal amount owing from time to time and due under such Holder’s Notes and shall be made and applied by PTQ in the manner contemplated by section 2.10. PTQ shall pay the Pro Rata Cash Flow Payments to the Noteholders on November 15 of such year (such date “Cash Flow Payment Date”) and shall deposit sufficient funds to the Trustee before the Cash Flow Payment Date. Subject to sufficient funds received by the Trustee, payments will be sent as contemplated in section 2.10. The Cash Flow Payment shall not be subject to any prepayment penalty (including, without limitation, the prepayment penalty outlined in section 2.16 hereof); provided however that all prepaid interest on such Notes shall be forfeited by PTQ to the respective Noteholders as a “make whole” premium irrespective of any reduction of the outstanding principal amount by any Pro Rata Cash Flow Payment. Trustee shall advise PTQ of all Notices of Cash Flow Prepayment received by the Noteholders Notice Expiry Date. If PTQ has no Distributable Cash, the Noteholders shall not be entitled to any Pro Rata Cash Flow Payment.

The Pro Rata Cash Flow Payment shall be calculated based upon the annual consolidated financial statements of PTQ for such fiscal year just ended, provided that any such Pro Rata Cash Flow Payment does not result in a default under or breach of any term or condition of this Indenture, as confirmed in writing in an Officer’s Certificate by PTQ. The Trustee shall have no duty or responsibility to calculate or verify the Pro Rata Cash Flow Payment and is to rely on an Officer’s Certificate to be provided by PTQ confirming the calculated Pro Rata Cash Flow Payment without further investigation.

2.18

Transfer

The Notes may only be transferred on the register kept at the office of the Trustee in accordance with applicable laws (including, without limitation, the fact that in Canada the Notes are subject to a hold period of four (4) months and one day from the date of issuance, such period the “Hold Period”) and upon compliance with the conditions hereof by the Noteholder or his legal representatives or his attorney duly appointed by an instrument in writing in form and substance satisfactory to the Trustee and upon due execution by the Noteholder and its transferee of the transfer and acknowledgement in the form set forth in the Note and delivery of the same to the Trustee and compliance with such other reasonable requirements as PTQ and the Trustee may prescribe, such transfer shall be duly noted on the register by the Trustee. The reasonable transfer charges of the Trustee with respect to the transfer of Notes shall be payable by the applicable Noteholders.

Neither PTQ nor the Trustee shall be required to transfer or exchange any Notes during the ten (10) Business Days preceding an Interest Payment Date or Redemption Date.

The Trustee understands and acknowledges that the Series D Notes are not transferable in the United States or to U.S. Persons unless an exemption from registration is available under the U.S. Securities Act and any applicable state securities laws, and the Corporation and the Trustee receive an opinion of counsel of recognized standing or other evidence to such effect in form and substance reasonably satisfactory to the Corporation and the Trustee.

The Trustee also understands and acknowledges that the Notes, the Series D Notes, the Common Shares issuable upon conversion of the Series D Notes and any other securities issuable related to the Series D Notes have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. Therefore, each Note, Series D Note, Common Share issuable upon conversion of a Series D Note or any other securities issuable related to the Series D Note delivered to a person in the United States or a U.S. Person, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend, other than for the Series D Notes, the Common Shares issuable upon conversion of a Series D Note and any other securities issuable related to the Series D Notes, which shall bear the U.S. legend in substantially the form set out in Schedule “B” hereto, until such time as it is no longer required under the requirements of applicable United States federal and state securities laws:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <INSERT DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER CLOSING DATE>.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE 1933 ACT, OR ANY STATE SECURITIES LAWS OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES INACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION (WHICH WILL BE DELIVERED PROMPTLY AND WILL NOT BE UNREASONABLY WITHHELD, BUT WHICH MAY BE CONDITIONAL ON DELIVERY OF A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION AND THE TRUSTEE), PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S UNDER THE 1933 ACT AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE CORPORATION'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT.

provided, that if any of the Notes, the Series D Notes, the Common Shares issuable upon conversion of the Series D Notes or any other securities issuable related to the Series D Notes are being sold under clause (B) in the legend above or the legend set out in Schedule “B” hereto, as applicable, at a time when PTQ and each of the Guarantors, as applicable, are each a “foreign issuer” as defined in Rule 902 under Regulation S, such legend may be removed by providing a declaration to PTQ and its transfer agent in the form PTQ may from time to time prescribe, together with any other evidence, which may, without limitation, include an opinion of counsel of recognized standing reasonably satisfactory to PTQ and the Trustee, required by the Trustee to be delivered; and provided further, that if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act, such legend may be removed by delivery to the Trustee of an opinion of counsel of recognized standing in form and substance satisfactory to PTQ and the Trustee to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

If a certificate representing Notes, Series D Notes, Common Shares issuable upon conversion of Series D Notes or any other securities issuable related to Series D Notes is tendered for transfer and bears the legend set forth in above or in Schedule “B” hereto, as applicable, and the holder has not obtained the prior written consent of PTQ, the Trustee shall not register such transfer unless the transferor has provided the certificate representing such securities, and the transfer is being made (i) to PTQ, (ii) outside the United States in compliance with the requirements of Rule 904 of Regulation S, if available, and in compliance with applicable local laws and regulations of the jurisdiction(s) where such sale is made, (iii) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available, and in accordance with applicable state securities laws, or (iv) with the prior written consent of PTQ (which will be delivered promptly and will not be unreasonably withheld, but which may be conditional on delivery of a legal opinion of counsel of recognized standing or other evidence in form and substance satisfactory to PTQ and the Trustee), pursuant to another exemption from registration under the U.S. Securities Act and applicable state securities laws.

The Trustee will process all transfers in good faith upon the presumption that such transfer is permissible pursuant to all applicable legislation and the terms of this Indenture. The transferor and transferee are solely responsible for ensuring compliance with any applicable securities laws, and the Trustee will have no obligations to ensure compliance with any laws applicable to the issue, transfer of the Notes.

The Trustee shall be entitled to rely on the registered address of the Noteholder as the residency of such Noteholder.

2.19

Weighted Average Market Gold Price Semi-Annual Repayment

Subject to section 14.11, on a semi-annual basis beginning September 1, 2009 (and continuing each March 1 and September 1 thereafter) (each a “Determination Date”, PTQ shall provide an Officer’s Certificate to the Trustee and the Holders of the Notes calculating the then applicable Weighted Average Market Gold Price (each such Officer’s Certificate, the “Notification Certificate”). To the extent the Weighted Average Market Gold Price exceeds or meets the relevant thresholds as set out in the table below, PTQ shall make (if applicable) (I) a principal payment under each Holder’s Notes (other than the Series D Notes of such Holder, who will not be able to participate in the Pro Rata Amortization Payment until September ______, 2010) in an amount equal to the product of (i) the applicable “Aggregate Pro Rata Principal Payment” identified in the column below by (ii) the quotient of (A) the principal amount of a Holder’s Notes (other than the Series D Notes of such Holder, which will only be able to participate in the Pro Rata Amortization Payment from September 15, 2010 forward) divided by (B) the then total aggregate principal amount of outstanding Notes (other than the Series D Notes for any calculation done prior to September 15, 2010) hereunder (such product of (i) and (ii), the “Pro Rata Amortization Payment”) and (II) an additional payment of accrued and unpaid interest on the principal balance of a Holder’s Note being repaid for the period from the last Interest Payment Date to the relevant Amortization Payment Date (such amount the “Additional Interest Payment”). The Aggregate Pro Rata Principal Payment shall be determined in the amounts set forth below:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment
Over U.S. $1000	U.S. $8,000,000
U.S. $900 - $1000	U.S. $6,000,000
U.S. $800 - $900	U.S. $4,000,000
Less than U.S. $800	$0 (no principal payment required)

The Pro Rata Amortization Payment shall be applied to reduce the outstanding principal amount owing from time to time and due under such Holder’s Notes and shall be made and applied by PTQ in the manner contemplated by section 2.10. PTQ shall pay the Pro Rata Amortization Payments to the Noteholders semi-annually on September 15 and March 15 of each year (such date “Amortization Payment Date”) and shall deposit sufficient funds to the Trustee three (3) Business Days before the Amortization Payment Date. To the extent that PTQ shall be required to make a Pro Rata Amortization Payment under each Note, PTQ shall provide notice in the Notification Certificate to each Holder (other than a Holder of only the Series D Notes; provided however that from the September 1, 2010 Determination Date a Holder of only the Series D Notes shall receive such Notification Certificate) to surrender their Notes (other than the Series D Notes; provided however from the September 1, 2010 Determination Date a Holder of Series D Notes shall surrender their Series D Notes) to the Trustee so that PTQ can cause the Trustee to issue a new Note reflecting the updated balance after the Pro Rata Amortization Payment has been made.

For clarity, where we assume the Pro Rata Amortization Payment is equal to US$200, the Amortization Payment Date is September [15], 2009 and the last Interest Payment Date was May 15, 2009, then US$200 would be applied to reduce the outstanding principal amount owing from time to time and due under such Holder’s Notes. Therefore the new balance of the US$1,000 Series 1 Note would be US$1,000 multiplied by 120% = US$1200 minus US$200 = US$1,000 divided by 1.2 = US$833.33. For clarity, the Additional Interest Amount shall be equal to US$166.67 multiplied by 15% divided by 360 days multiplied by 30 days multiplied by 4 (number of months of 30 days between May 15, 2009 and September 15, 2009) which shall equal US$8.33.

Subject to sufficient funds received by the Trustee, payments will be sent as contemplated in section 2.10. The Pro Rata Amortization Payment shall not be subject to any prepayment penalty (including, without limitation, the prepayment penalty outlined in section 2.16 hereof); provided however that all prepaid interest on such Notes shall be forfeited by PTQ to the respective Noteholders as a “make whole” premium irrespective of any reduction of the outstanding principal amount by any Pro Rata Amortization Payment.

The Weighted Average Market Gold Price shall be confirmed in writing in an Officer’s Certificate by PTQ together with a schedule of the Holder’s Pro Rata Amortization Payment and Additional Interest Payment amounts, delivered to the Trustee within three (3) Business Days after the Determination Date. The Trustee shall have no duty or responsibility to calculate or verify the Weighted Average Market Gold Price, Pro Rata Amortization Payment or the Additional Interest Payment amounts and is to rely on an Officer’s Certificate to be provided by PTQ confirming the Weighted Average Market Gold Price, Pro Rata Amortization Payment and Additional Interest Payment amounts without further investigation.

3.

PUT RIGHTS AND CONVERSION RIGHTS

3.1

Put Rights

At any such time that any of the Notes remain outstanding, but in any event no earlier than eighteen (18) months following the initial issuance of a Note or a Future Series Issue Date, the Holder of such Note shall have the right to cause PTQ to purchase all of its Notes (with the exception of the Series D Notes) then outstanding by delivering to PTQ written notice (the "Put Notice") of such demand in the manner provided in section 14.1. The Noteholder shall specify in such Put Notice a date for the purchase of the outstanding Notes (the "Put Closing Date"), such Put Closing Date not to be less than six (6) months from the date of delivery of the Put Notice. Notes specified in the Put Notice shall be purchased at a price equal to 120% of the principal amount of such Notes to be purchased, together with accrued and unpaid interest on the principal amount of the Notes, or part thereof, to be purchased, to but not including the Put Closing Date (such price at which the Notes may be purchased is referred to herein as the "Put Purchase Price"). The closing of the transaction contemplated by the Put Notice shall occur at 10:00 a.m. (British Columbia time) on the Put Closing Date at the office of counsel to the PTQ. For greater certainty, a Holder shall not be permitted to exercise its rights under the Section 3.1 with respect to its Series D Notes.

3.2

Notes Due on Put Closing Date

Upon the Put Notice having been delivered as provided in section 3.1, all of the Notes referenced therein shall thereupon be and become due and payable on the Put Closing Date, in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such Put Closing Date, if the Put Purchase Price necessary to purchase such Notes shall have been delivered to the Noteholders as provided for herein, such Notes shall not be considered as outstanding hereunder and interest upon such Notes shall cease to accrue after such Put Closing Date.

3.3

Delivery of Put Purchase Price

Upon the Notes having been called for purchase as provided in this Article 3, PTQ shall pay or cause to be paid to the Noteholders on the Put Closing Date such sums as shall be sufficient in immediately available funds to pay the Put Purchase Price of the Notes.

3.4

Surrender of Notes for Cancellation

Holders of any such Notes required to be purchased as provided for in this Article 3 shall, on the Put Closing Date, surrender for cancellation the Notes to PTQ upon receipt of the Put Purchase Price.

3.5

Cancellation of Notes

All Notes purchased by PTQ under this Article 3 shall forthwith be cancelled by PTQ and no Notes shall be issued in substitution therefor.

3.6

Conversion Rights

The Holder of each Series D Note shall have the right, at its option, to convert the whole or any part of such Series D Note into fully paid and non-assessable Common Shares as more specifically described in Appendix I.

4.

SECURITY

4.1

Security

As general and continuing security for the due and punctual payment of all of the principal of and interest on the Notes, all other amounts from time to time payable to the Trustee and the Noteholders under or in respect of this Indenture and the performance of PTQ’s obligations contained in the Notes and this Indenture, (the “Secured Obligations”) forthwith after the execution hereof, PTQ shall execute and deliver the PTQ GSA in favour of the Trustee for and on behalf of the Noteholders and, pursuant to such PTQ GSA, PTQ shall grant a security interest, lien, mortgage and hypothec on the universality of all of the property of PTQ, movable and immovable (personal and real), present and future, corporeal and incorporeal (tangible and intangible) (the "PTQ Charged Property"), which security interest, lien, mortgage and hypothec shall be in priority to all Liens created or to be created to secure the repayment of any other Indebtedness.

4.2

Title to Charged Premises

PTQ represents, warrants and covenants with the Trustee and the Noteholders that (a) PTQ has authority to grant the PTQ Security Interests on the PTQ Charged Property; and (b) such PTQ Charged Property is and will be and remain free and clear of any Liens thereon other than the PTQ Security Interests and other than Permitted Liens.

4.3

Further Assurances

Each of PTQ and the Guarantors acknowledges to and covenants with the Trustee that:

(a)

it shall from time to time execute and deliver all such agreements, documents and other instruments, and do all such things and give all such assurances as, in the opinion of Counsel, are necessary or of advantage for validly granting to the Trustee the PTQ Security Interests intended to be created by the PTQ GSA upon the PTQ Charged Property or the security interests granted by the Guarantors as further described in Section 13, as applicable, whether now owned or hereafter acquired by PTQ or by the Guarantors, as applicable, subject to Permitted Liens;

(b)

it shall from time to time, after the PTQ Security Interests or the security interests granted by the Guarantors as further described in Section 13, as applicable, shall have become enforceable and the Trustee shall have been directed by the Noteholders to enforce the same after the occurrence and during the continuance of an event of default thereunder, execute and deliver all such agreements, documents and other instruments, and do all such things and give all such assurances as the Trustee may reasonably require for facilitating the enforcement of the PTQ Security Interests and the realization of the PTQ Charged Property or the security interests granted by the Guarantors as further described in Section 13, as applicable, and for exercising all of the powers, authorities and discretions conferred upon the Trustee by the PTQ GSA or the security interests granted by the Guarantors as further described in Section 13, as applicable, and for transferring to any purchaser of any such property, whether sold by the Trustee under the PTQ GSA or the security interests granted by the Guarantors as further described in Section 13, as applicable, or by judicial proceedings, the title to the assets so sold and PTQ or the Guarantors, as applicable, shall give all such notices and which the Trustee may consider expedient; and

(c)

it will, and shall upon request from the Trustee from time to time, deliver to the Trustee such additional security documents and amend or supplement the PTQ GSA or the security interests granted by the Guarantors as further described in Section 13, as applicable:

(i)

to reflect any changes in laws, whether arising as a result of statutory amendments, court decisions or otherwise; or

(ii)

to facilitate the registration of appropriate forms of security documents against all property subject to, or intended to be subject to, the PTQ Security Interests created or intended to be created by the PTQ GSA or the security interests granted by the Guarantors as further described in Section 13, as applicable; or

(iii)

to facilitate the registration of the PTQ Security Interests or the security interests granted by the Guarantors as further described in Section 13, as applicable in all applicable jurisdictions; or

(iv)

if PTQ or a Guarantors, as applicable, merges with or enters into a reorganization with any person;

(v)

in each case in order to confer upon the Trustee such PTQ Security Interests with such priority as is intended to be created by the PTQ GSA or the security interests granted by the Guarantors as further described in Section 13, as applicable.

4.4

Registration

PTQ covenants with the Trustee that immediately after the execution of the PTQ GSA, PTQ shall register, file or record the PTQ GSA in all registry offices in all registration divisions where, in the opinion of the Trustee, Counsel or Noteholders representing a majority in principal amount of the Notes, such registration, filing or recording is necessary or of advantage to the PTQ Security Interests. PTQ shall deliver to the Trustee certificates establishing each such registration, filing or recording, and shall do, observe and perform all matters and things including renewals of such registrations, filings or recordings necessary or expedient to be done, observed and performed for the purpose of creating, perfecting, setting up, rendering opposable, protecting and maintaining the PTQ Security Interests as valid and effective Liens with the priority intended to be created and maintained by the PTQ GSA. PTQ will pay or indemnify the Trustee and the Noteholders against any and all stamp duties, registration fees and similar taxes or charges which may be payable or determined to be payable in connection with the execution, delivery, performance, registration or enforcement of any of the PTQ GSA or any of the transactions contemplated by the PTQ GSA.

Each Guarantor covenants with the Trustee that immediately after the execution of the chattel mortgage or pledge of assets as further described in Section 13, as applicable, each Guarantor shall register, file or record such documents in all registry offices in all registration divisions where, in the opinion of the Trustee, Counsel or Noteholders representing a majority in principal amount of the Notes, such registration, filing or recording is necessary or of advantage to the security interests created by such documents. Each Guarantor shall deliver to the Trustee certificates establishing each such registration, filing or recording, and shall do, observe and perform all matters and things including renewals of such registrations, filings or recordings necessary or expedient to be done, observed and performed for the purpose of creating, perfecting, setting up, rendering opposable, protecting and maintaining such security interests as valid and effective Liens with the priority intended to be created and maintained by the chattel mortgage or pledge of assets. Each Guarantor will pay or indemnify the Trustee and the Noteholders against any and all stamp duties, registration fees and similar taxes or charges which may be payable or determined to be payable in connection with the execution, delivery, performance, registration or enforcement of any of the chattel mortgage or pledge of assets or any of the transactions contemplated by the chattel mortgage or pledge of assets.

4.5

Security Valid Irrespective of Advance

The PTQ Security Interests shall be effective whether the consideration in respect of which the Notes are issued or any part of such consideration shall be made or given before or after or at the same time as the execution and delivery of this Indenture or the issue of any of the Notes. The PTQ Security Interests shall be effective notwithstanding that from time to time no Notes may be outstanding and the obligations of PTQ shall not be deemed extinguished until PTQ shall have been released from its covenants under this Indenture, the Notes and the PTQ GSA in accordance with section 8.4.

4.6

Final Discharge

Upon proof being given to the satisfaction of the Trustee that:

(a)

all of the principal of and interest on, if any, the Notes have been paid and satisfied in full; and

(b)

all other amounts owing under this Indenture and the PTQ GSA have been paid and satisfied in full.

the Trustee shall, at the request and at the expense of PTQ, execute and deliver to PTQ such deeds or other instruments as shall be requisite to evidence the satisfaction and discharge of the PTQ Security Interests and to release or reconvey to PTQ all PTQ Charged Property freed and discharged from the PTQ Security Interests.

4.7

Attachment

PTQ shall promptly inform the Trustee in writing of the acquisition by PTQ of any immovable or real property which is not described in the PTQ GSA, and PTQ agrees to execute and deliver at its own expense from time to time amendments or supplements to this Indenture, the PTQ GSA or such other instruments as may be required in the opinion of Counsel in order that the PTQ Security Interests shall attach to such after-acquired immovable or real property, together with all present and future works, constructions and appurtenances related thereto or in order to perfect, set up, render opposable or protect the PTQ Security Interests with respect to such property.

5.

SECURITY

5.1

Security

Except for Permitted Liens, PTQ owns each item of the PTQ Charged Property free and clear of any and all Liens or claims of others. No security agreement, financing statement or other public notice with respect to all or any part of the PTQ Charged Property that evidences a Lien securing any material Indebtedness is on file or of record in any public office, except such as have been filed in favor of Trustee for the ratable benefit of the Noteholders pursuant to this Indenture. PTQ shall maintain each of the PTQ Security Interests as a perfected, set up, opposable and protected Lien having at least the priority described in this section 5.1 and shall defend such security interest against the claims and demands of all Persons whomsoever. All Notes issued pursuant to the provisions of this Indenture shall rank pari passu and be secured equally and ratably without discrimination or preference, whatever may be the actual date thereof or of the certification thereof respectively.

6.

COVENANTS OF PTQ

6.1

General Covenants

PTQ covenants with the Trustee that so long as any of the Notes remain outstanding:

(a)

it will well, duly and punctually pay or cause to be paid to every Noteholder, or to the Trustee on behalf of every Noteholder, all principal thereof and accrued interest, if any, on the Notes, at the dates and places, in the currency and in the manner mentioned herein and in the Notes;

(b)

it will carry on and conduct, and will cause to be carried on and conducted, its business in a proper and efficient manner and do or cause to be done all things necessary to preserve and keep in full force and effect its existence and all consents, rights, franchises, licences, approvals, permits and qualifications necessary to own their respective properties and assets and perform their respective obligations under this Indenture; but PTQ may not cease to operate or dispose of all or substantially all of its undertaking or assets, except in accordance with Article 9, and it will keep or cause to be kept proper books of account, and will if and whenever required in writing by the Trustee on request by the Noteholders, forthwith file with the Trustee copies of all annual and periodic reports of PTQ furnished to its shareholders after the date hereof, and at all reasonable times it will furnish or cause to be furnished to the Trustee or its duly authorized agent or attorney such information relating to its business as the Trustee on request by the Noteholders, may reasonably require. No obligation shall rest with the Trustee to analyze such statements, or evaluate the performance of the Company as indicated therein in any manner whatsoever;

(c)

it will, immediately upon obtaining knowledge thereof, provide, or cause to be provided, prompt notice in writing to the Trustee of any Event of Default;

(d)

it shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed upon its or its Subsidiaries’ income, profits or property and (b) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien upon its property; provided that PTQ shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate negotiations or proceedings and for which disputed amounts any reserves required in accordance with GAAP have been made;

(e)

it shall, and shall cause each of its Subsidiaries to, at all times cause all properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order (reasonable wear and tear excepted) and supplied with all necessary equipment, and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereto;

(f)

it shall, and shall cause each of its Subsidiaries to, maintain insurance in such amounts and covering such risks as are usually and customarily carried with respect to similar facilities according to their respective locations;

(g)

it shall not make, and shall not permit any of its Subsidiaries to, directly or indirectly, make, any Restricted Payment;

(h)

it shall not, and shall not permit any of its Subsidiaries to, make any Investment other than a Permitted Investment;

(i)

it shall, and shall cause each of its Subsidiaries to, in the event of any equity offering (other than any equity offering undertaken in respect of (A) a transaction that is a Permitted Investment as defined in (iii) of the definition of Permitted Investment or (B) a Permitted Investment as defined in (i) of the definition of Permitted Investment in Petaquilla Infraestructura, S.A.) of PTQ or the Guarantors, to apply 50% of the gross proceeds of such equity offering to the redemption of the Notes pursuant to section 2.16;

(j)

it shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including entities in which PTQ or any of its Subsidiaries own a minority interest) or holder of 10% or more of PTQ’s capital shares (an “Affiliate Transaction”) or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior the date hereof unless (i) such Affiliate Transaction is between or among PTQ and its Wholly-Owned Subsidiaries; such Affiliate Transaction is solely between or among Wholly-Owned Subsidiaries of PTQ; or (ii) the terms of such Affiliate Transaction are fair and reasonable to PTQ or such Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by PTQ or such Subsidiary, as the case may be, in a comparable transaction made on an arm’s-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of CDN$3 million which is not permitted under clause (i) above, PTQ must obtain a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (ii) above. In transactions with a value in excess of CDN$5 million which are not permitted under clause (i) above, PTQ must obtain a written opinion as to the fairness of such a transaction from an independent investment banking firm of national standing in the United States or Canada;

(k)

it shall not create or acquire, nor permit any of its Subsidiaries to create or acquire, any Subsidiary other than (i) a Subsidiary existing as of the date of the Indenture, or (ii) a Subsidiary conducting a business similar or reasonably related to the business of PTQ and its Subsidiaries on the date hereof; provided, however, that each Subsidiary acquired or created pursuant to clause (ii), which Subsidiary has total assets in excess of CDN$2,500,000, shall have become a Guarantor hereunder and evidenced its guarantee with such documentation satisfactory in form and substance as determined by Counsel shall be required, including, without limitation, a supplement or amendment to the Indenture and opinions of counsel as to the enforceability of such guarantee pursuant to which such Subsidiary shall become a Guarantor and shall have executed appropriate documentation. Neither PTQ nor any of the Guarantors will transfer any assets to a Subsidiary which is not a Guarantor unless such Subsidiary simultaneously with such transfer executes a guarantee satisfactory in form and substance to Counsel (together with the documentation referred to in the preceding sentence) pursuant to which such Subsidiary shall become a Guarantor;

(l)

it will annually, within 140 days of the end of each fiscal year of PTQ, deliver to the Trustee (i) an Officer’s Certificate confirming that it has complied with all requirements contained in this Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default, or, if there has been any failure to comply, giving particulars thereof and (ii) audited consolidated financial statements for the previous fiscal year;

(m)

each of PTQ and the Guarantors will use or cause to be used the proceeds of the Notes exclusively at the Molejon gold deposit project in the Republic of Panama; and

(n)

generally, it will well, duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture.

6.2

Trustee’s Remuneration and Expenses

PTQ will pay to the Trustee from time to time such reasonable remuneration for its services hereunder as shall be negotiated by PTQ and the Trustee, and PTQ will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the execution of its rights, powers, duties and obligations hereunder and in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the gross negligence or fraud of the Trustee. Any amount due under this section and unpaid 30 days after a request for such payment shall bear interest at the then current rate charged by the Trustee. After default, all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee in priority to the principal of and interest on, if any, the Notes.

6.3

Trustee to Give Notice of Default

The Trustee shall give to the Noteholders in the manner provided in section 14.1 promptly after the Trustee receives written notice of any Event of Default from PTQ per section 6.1(c). The Trustee shall assume no Event of Default until written notice is received.

6.4

Performance of Covenants by Trustee

If PTQ shall fail to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Trustee shall be repayable as provided in section 6.2. No such performance or advance by the Trustee shall be deemed to relieve PTQ of a default hereunder.

7.

DEFAULT AND ENFORCEMENT

7.1

Events of Default

Each of the following events is herein referred to as an "Event of Default":

(a)

if default is made in the payment of any principal due on any of the Notes when the same becomes due under any provision hereof or of the Notes as required hereunder; or

(b)

if default is made in the payment of any interest due on any of the Notes; or

(c)

if default is made in the performance or breach by PTQ or any Guarantor of any other covenant or agreement under the provisions of the Notes, this Indenture or any document relating hereto or thereto, including the PTQ GSA, and continues for a period of 10 days after written notice specifying such default and requiring such default to be remedied has been given to PTQ or any Guarantor, as the case may be, by the Trustee; or

(d)

if there occurs with respect to any Indebtedness of PTQ or any Guarantor having an outstanding principal amount of $500,000 or more an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(e)

if a proceeding or case shall be commenced against PTQ or any Guarantor, except in the course of carrying out, or pursuant to, a transaction which is permitted by Article 9, in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, termination or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, liquidator or the like of PTQ or any Guarantor or all or any substantial part of its respective property, or (iii) similar relief in respect of PTQ or any Guarantor under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days, or an order for relief against PTQ or any Guarantor shall be entered in an involuntary case under the Bankruptcy and Insolvency Act (Canada) (as amended, the "Bankruptcy Act"); or

(f)

if PTQ or any Guarantor shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, examiner, liquidator or the like of itself or of all or any substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Bankruptcy Act or any other similar foreign statute, (iv) institute any proceeding or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, termination, winding-up or composition or readjustment of debts, (v) fail to contest in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Act or any other similar foreign statute, or (vi) take any action for the purpose of effecting any of the foregoing; or

(g)

the occurrence of the public announcement of a Change of Control.

7.2

Acceleration on Default

In case of any Event of Default that has occurred and is continuing, the Trustee may in its discretion and shall, if so directed by a Special Resolution, subject to the provisions of section 7.3, declare an amount equal to 120% of the principal of all Notes (other than the Series D Notes) and 110% of the Series D Notes then outstanding and all other moneys payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee on written demand, anything therein or herein to the contrary notwithstanding. PTQ shall in either case forthwith pay to the Trustee for the benefit of the Noteholders the principal of such Notes and all other moneys payable hereunder, together with subsequent interest thereon at the rate of 17% per annum from the date of such declaration (subject to the proviso below) until the date payment is received by the Trustee, such subsequent interest to be payable at the times and places and according to the tenor of the Notes. Such payment when made shall be deemed to have been made in discharge of PTQ’s obligations hereunder and any moneys so received by the Trustee shall be applied in the manner provided in section 7.6. Provided that, for greater certainty, in the event of an acceleration of payment, if PTQ has prepaid interest on the principal amount of the Notes through to the Maturity Date, the interest on such principal amount outstanding shall only accrue and be payable after the Maturity Date.

7.3

Waiver of Default or Breach

In case any Event of Default hereunder has occurred, the Holders of not less than 66 2/3% in principal amount of the Notes then outstanding shall have the power (in addition to and subject to the powers exercisable by Special Resolution) by instrument in writing to instruct the Trustee to waive the default and/or to annul any declaration and/or demand made by the Trustee pursuant to section 7.2 and the Trustee shall thereupon waive the default and/or annul such declaration and/or demand upon such terms and conditions as such Noteholders may prescribe; however, that no act or omission of the Trustee or the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent default or the rights resulting therefrom.

7.4

Proceedings by the Trustee

Whenever any Event of Default hereunder has occurred and is continuing, but subject to section 7.3 and to the provisions of any Special Resolution:

(a)

the Trustee, in the exercise of its discretion and without further notice, may proceed to enforce the rights of the Trustee and the Noteholders by any action, suit, remedy, including, but not limited to, appointing a receiver, or proceeding authorized or permitted by law or by equity and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders lodged in any bankruptcy, termination or other proceedings relative to PTQ; and

(b)

if so directed by a Special Resolution and, upon being indemnified and funded to its satisfaction as provided in section 12.2, the Trustee shall exercise or take such one or more of such remedies as the Special Resolution may direct or, if such Special Resolution contains no direction, as the Trustee may deem expedient.

Notwithstanding any other provision of this Indenture, neither the Trustee nor any Person related to the Trustee shall be appointed a receiver or receiver and manager or liquidator of any part of the property or assets of PTQ or the Guarantors.

No delay or omission of the Trustee or of the Noteholders to exercise any remedy referred to in this paragraph shall impair any such remedy or shall be construed to be a waiver of any default hereunder or acquiescence therein.

PTQ shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Indenture.

No such remedy for the enforcement of the rights of the Trustee or of the Noteholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

Upon the exercise or taking by the Trustee of any such remedies, whether or not a declaration and demand have been made pursuant to section 7.2, the principal and interest on, if any, all Notes and other moneys payable under section 7.2 shall forthwith become due and payable to the Trustee as though such a declaration and a demand therefor had actually been made.

All rights of action hereunder may be enforced by the Trustee, without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto.

7.5

Suits by Noteholders

No Holder of any Note shall have the right to institute any action or proceedings or to exercise any other remedy authorized by this Indenture for the purpose of enforcing any right hereunder or under any Note or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under any bankruptcy legislation or to have PTQ terminated or to file or prove a claim in any liquidation or bankruptcy proceedings, unless a Special Resolution and indemnity referred to in section 12.2 have been tendered to the Trustee and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, any Noteholder acting on behalf of himself and all other Noteholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under section 7.4. No one or more Noteholders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action, or to enforce any right hereunder or under any Note, except subject to the conditions and in the manner herein provided, and all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Noteholders.

7.6

Application of Moneys Received by Trustee

Except as otherwise herein provided, the moneys arising from any enforcement hereof shall be held in trust by the Trustee and by it applied, together with any other moneys then or thereafter in the hands of the Trustee available for the purpose, as follows:

(a)

first, in payment or reimbursement to the Trustee of the reasonable remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the execution of its obligations and responsibilities hereunder and in the administration or execution of any trusts hereunder or otherwise in relation to this Indenture with interest thereon as herein provided;

(b)

thereafter, in or towards payment rateably and proportionately firstly of the principal of the Notes, secondly of the accrued and unpaid interest on the Notes and thirdly of the other moneys payable hereunder, unless the order or priority of payment shall be otherwise directed by Special Resolution and, in that case, in such order or priority as between such principal and interest as may be directed by such Special Resolution; and

(c)

lastly, the surplus (if any) of such moneys shall be paid to PTQ or its assigns, unless otherwise required by law.

7.7

Distribution of Proceeds

Payments to Holders pursuant to section 7.6 shall be made as follows:

(a)

at least 10 days’ notice of every such payment shall be given in the manner provided in section 14.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal, interest and any other moneys payable hereunder;

(b)

payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice, any such Note thereby paid in full shall be surrendered and otherwise such payment shall be recorded by endorsement thereon;

(c)

from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice, unless such Note be duly presented on or after the date so specified and payment of such amount be not made; and

(d)

the Trustee shall not be required to make any interim payment to Noteholders, unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in subsections 7.6(a), exceed 5% of the principal amount of the Notes.

7.8

Trustee Appointed Attorney

PTQ hereby irrevocably appoints the Trustee to be the attorney of PTQ for and in the name and on behalf of PTQ to execute any instrument and do any acts and things which PTQ ought to sign, execute and do hereunder and generally to use the name of PTQ in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

7.9

Remedies Cumulative

Each and every remedy herein conferred upon or reserved to the Trustee, or upon or to the Noteholders, shall, to the extent permitted by law, be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

7.10

Judgment Against PTQ

PTQ covenants and agrees with the Trustee that, in case of any proceedings to obtain judgment for the principal of or interest on, if any, the Notes, judgment may be rendered against it in favour of the Noteholders hereunder, or in favour of the Trustee, as fondé de pouvoir (holder of the power of attorney) for all the Noteholders, for any amount which may remain due in respect of the Notes and interest thereon and any other moneys payable by PTQ hereunder and under all documents relating hereto.

8.

SATISFACTION AND DISCHARGE

8.1

Cancellation and Destruction

All Notes shall forthwith after full payment thereof be delivered to the Trustee or to a person appointed by it or by PTQ with the approval of the Trustee and cancelled. The Trustee shall prepare and retain a certificate of such cancellation and deliver a duplicate thereof to PTQ.

8.2

Non-Presentation of Notes

In case the Holder of any Note should fail to present the same for payment on the date on which the principal thereof and the interest thereon or represented thereby becomes payable at maturity or otherwise or should fail to accept payment on account thereof or give such receipt therefor, as may be required by the Trustee:

(a)

PTQ shall be entitled to pay to the Trustee and direct it to set aside; or

(b)

in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Notes, PTQ shall be entitled to direct the Trustee to set aside,

the principal and such interest in trust to be paid without interest to the Holder of such Note, upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal and interest payable on or represented by each Note in respect whereof such moneys have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof, except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of section 8.3.

8.3

Repayment of Unclaimed Moneys to PTQ

Any moneys in the hands of the Trustee and set aside under section 8.2 and not claimed by and paid or delivered as provided in section 8.2 to Holders of Notes within three (3) years after the date of such setting aside shall be repaid to PTQ by the Trustee on demand or otherwise as required by the provisions of applicable laws of public order, and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders of the Notes in respect of which such moneys were so repaid or delivered to PTQ shall have no rights in respect thereof, except to obtain payment of the moneys due thereon from PTQ up to the fifth anniversary of the date hereof.

8.4

Release from Covenants

Upon Written Request and proof being given to the reasonable satisfaction of the Trustee that the principal of all the Notes and interest thereon, if any, and other moneys payable hereunder have been paid or satisfied, or that all the outstanding Notes having matured, such payments have been duly and effectually provided for by payment to the Trustee or otherwise and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all documents relating hereto, and all interest thereon, and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of PTQ, execute and deliver to PTQ such deeds or other instruments as shall be requisite to release PTQ from the terms of the Indenture, the Notes and the PTQ GSA, except those terms of the Indenture relating to the indemnification of the Trustee.

9.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

9.1

Certain Requirements in Respect of Merger, etc.

PTQ shall not enter into any transaction (whether by way of merger, consolidation, reorganization, lease, sale, conveyance, transfer, or otherwise) whereby all or substantially all of its undertaking or assets would become the property of any other person as long as any Notes are outstanding, unless:

(a)

such other person (herein called the "Successor") is a trust, partnership or corporation constituted under the laws of a province of Canada or the laws of Canada;

(b)

the Successor executes, prior to the consummation of such transaction, such indenture supplemental hereto and other instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel necessary or advisable to evidence the assumption by the Successor of the liability for the due and punctual payment of all the Notes and the interest thereon, if any, and all other moneys payable hereunder and the covenant of such Successor to pay the same and its agreement to observe and perform all the covenants and obligations of PTQ under this Indenture, the Notes and the PTQ GSA;

(c)

such transaction is to the satisfaction of the Trustee and in the opinion of Counsel upon such terms as substantially to preserve and not to impair any of the rights and powers of the Trustee and of the Noteholders hereunder;

(d)

at the time of or immediately after the consummation of such transaction, no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an Event of Default hereunder; and

(e)

an Officer’s Certificate is delivered to the Trustee together with an Opinion of Counsel to the Trustee confirming satisfaction of all foregoing conditions and legal requirements.

9.2

Vesting of Powers in Successor

Upon satisfaction of the conditions of section 9.1, the Successor shall succeed to and be substituted for PTQ with the same effect as if the Successor had been named herein and the Successor shall possess and from time to time may exercise each and every right and power of PTQ under this Indenture in the name of PTQ or otherwise and any act or proceeding by any provisions of this Indenture required to be done or performed by any trustees or officers of PTQ may be done and performed with like force and effect by the like trustees (if any), directors (if any) or officers of such Successor.

9.3

Execution of Supplemental Indenture

Upon being satisfied that the conditions of section 9.1 have been duly observed and performed, the Trustee shall execute any supplemental indenture required, as provided in Article 11.

10.

MEETINGS OF NOTEHOLDERS

10.1

Right to Convene Meeting

The Trustee shall have power at any time to call meetings of the Noteholders at such time and place as the Trustee may determine. Noteholders may, by Noteholders’ Request or Written Request, respectively, requisition the Trustee to call a meeting of the Noteholders for the purposes stated in the requisition. The requisition shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee. Upon receiving the requisition and upon receiving sufficient evidence that it is being indemnified to its reasonable satisfaction by the Noteholders or PTQ, the Trustee shall call a meeting of Noteholders to transact the business referred to in the requisition, unless:

(a)

a record date for a meeting of the Noteholders has been fixed;

(b)

the Trustee has called a meeting of the Noteholders and has given notice thereof pursuant to section 10.2; or

(c)

in connection with the business as stated in the requisition:

(i)

the requisition is not submitted to the Trustee at least ninety (90) days before the date of the next scheduled meeting, if any, of the Noteholders;

(ii)

it clearly appears that the matter covered by the requisition is submitted by the Noteholders primarily for the purpose of enforcing a personal claim or redressing a personal grievance against PTQ, the Trustee or the officers of PTQ, or primarily for the purpose of promoting general economic, political, religious, social or similar causes;

(iii)

the Trustee, at one or more Noteholders’ Request, included a matter covered by a requisition on an order of business relating to a meeting of Noteholders held within two years preceding the receipt of such request and such Noteholders failed to present the matter, in person or by proxy, at the meeting;

(iv)

substantially the same matter covered by the requisition was submitted to Noteholders at a meeting of Noteholders held within two years preceding the receipt of the Noteholders’ Request and the matter covered by the requisition was defeated; or

(v)

the rights conferred by this section 10.1 are being abused to secure publicity.

If the Trustee does not within 21 days after receiving the requisition call a meeting, any Noteholders who signed the requisition may call the meeting in accordance with the provisions of sections 10.2 and 10.9, mutatis mutandis. If there shall be no Trustee, PTQ shall promptly appoint a successor Trustee in the manner provided in section 12.9.

10.2

Notice of Meeting of Noteholders

Notice of all meetings of the Noteholders shall be mailed or delivered to each Noteholder with a copy to the Trustee and PTQ in the manner provided in section 14.1 and to the auditors of PTQ not less than 21 nor more than 50 days (or within such other delays as required by law) before the meeting but may be waived in writing by any Noteholders either before or after such meeting. The attendance of a Noteholder at a meeting shall constitute a waiver of notice of such meeting except where a Noteholder attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Notice of any meeting of the Noteholders shall state the purposes of the meeting.

10.3

Quorum

A quorum for any meeting of Noteholders shall be individuals present not being less than two in number and being Noteholders or representing by proxy Noteholders who hold in the aggregate not less than 25% in principal amount of the Notes then outstanding.

If a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Noteholders on a Noteholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a business day in the place where the meeting is to be held, in which case it shall be adjourned to the next following business day in such place) at the same time and place. At the adjourned meeting, the Noteholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent 25% of the principal amount of the Notes then outstanding.

10.4

Chairman

An individual, who need not be a Noteholder, nominated in writing by the Trustee shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or by proxy shall choose an individual present to be chairman.

10.5

Power to Adjourn

The chairman of any meeting at which a quorum of the Noteholders is present may with the consent of the Holders of a majority in principal amount of Notes represented thereat and voting thereon adjourn any such meeting and no notice of such adjournment need be given, except such notice (if any) as the meeting may prescribe.

10.6

Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands, except that a vote on any Special Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is required or duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

10.7

Poll

On every Special Resolution, and on any other question submitted to a meeting when demanded, after a vote by a show of hands, by the chairman or by one or more of the Noteholders acting in person or by proxy and holding at least 5% of the principal amount of the Notes then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than Special Resolutions shall be decided by the votes of the Holders of a majority of the principal amount of the Notes represented at the meeting who voted on the poll.

10.8

Voting

Holders of Notes may attend and vote at all meetings of the Noteholders either in person or by proxy. On a show of hands every individual who is present and entitled to vote, whether as a Noteholder or as proxy for one or more absent Noteholders, or both, shall have one vote. On a poll, each Noteholder present in person or represented by proxy shall be entitled to one vote in respect of each US$1,000 principal amount of Notes of which he shall be a Holder. The chairman of any such meeting shall not have a second or casting vote.

10.9

Record Dates

For the purpose of determining the Noteholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or for the purpose of any other action, the Trustee may from time to time, without notice to Noteholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or with or without closing the transfer books the Trustee may fix a date not more than 60 days prior to the date of any meeting of the Noteholders or other action as a record date for the determination of Noteholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to be treated as Noteholders of record for purposes of such other action, as the case may be, and any Noteholder who was a Noteholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, even though he has since that date disposed of his Notes, and no person who becomes a Noteholder after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Noteholder of record for purposes of such other action.

10.10

Proxies

Whenever the vote or consent of Noteholders is required or permitted under this Indenture, such vote or consent may be given either directly by the Noteholder or by a proxy in such form as is acceptable to the Trustee acting reasonably. A Noteholder may appoint a maximum of five proxyholders to act singly, jointly, unanimously, in succession or in the alternative. A proxyholder need not be a Noteholder. The Trustee may solicit such proxies from the Noteholders or any of them in any matter requiring or permitting the Noteholders’ vote, approval or consent in such manner as may be required by applicable law.

The Trustee may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as it in its discretion from time to time determines.

10.11

Resolution in Lieu of Meeting

A resolution signed in writing by Noteholders holding a proportion of the principal amount of the aggregate principal amount of all outstanding Notes equal to the proportion of the principal amount of Notes required to vote in favour thereof at a meeting of Noteholders to approve that resolution, being not less than 66 2/3% of the principal amount of Notes outstanding, is as valid as if it had been passed at a duly called meeting of Noteholders.

10.12

PTQ and Trustee may be Represented

The officers of PTQ and the Trustee, by their respective representatives, and with their respective advisers, may attend any meeting of the Noteholders but shall have no vote as such.

10.13

Powers Exercisable by Special Resolution

In addition to all other powers stated in this Indenture to be exercisable by Special Resolution and all other powers conferred by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Special Resolution:

(a)

power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Noteholders or the Trustee (subject to the approval of the Trustee) against PTQ, whether such rights arise under this Indenture, the Notes, the PTQ GSA or otherwise and to authorize the Trustee to concur in and to execute any deed or instrument supplemental hereto or thereto embodying any such modification, abrogation, alteration, compromise or arrangement, provided that any such modification, abrogation, alteration, compromise or arrangement shall have been agreed to by PTQ;

(b)

power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture, the Notes, the PTQ GSA or otherwise in any manner specified in such Special Resolution or to refrain from exercising any such power, right, remedy or authority;

(c)

power to waive and direct the Trustee to waive any default on the part of PTQ in complying with any provision of this Indenture, the Notes, the PTQ GSA or any other document relating hereto or thereto, or to annul and to direct the Trustee to annul any declaration in respect of such default made by the Trustee pursuant to section (f) either unconditionally or upon any conditions specified in such Special Resolution;

(d)

power, with the approval of PTQ, to sanction the exchange of Notes for any other securities or obligations of PTQ or any other person;

(e)

power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment by PTQ of principal or interest or for the execution of any trust or power under this Indenture, the Notes, the PTQ GSA or any other document relating hereto or thereto or for the appointment of a liquidator or a receiver or a trustee in bankruptcy or for any other remedy hereunder or thereunder;

(f)

power to direct any Noteholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by section 7.5, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(g)

power to sanction any scheme for the reconstruction or reorganization of PTQ or for the consolidation or merger of PTQ with any other person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of PTQ or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of section 9.1 shall have been complied with;

(h)

power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any PTQ Units or other securities of PTQ;

(i)

power to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Noteholders;

(j)

power to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such Special Resolution) all or any of the powers which the Noteholders could exercise by Special Resolution under this section 10.13. The Special Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the Special Resolution appointing it, and the members need not be themselves Noteholders. Subject to the Special Resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither such committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken in good faith;

(k)

power to remove the Trustee and appoint a new Trustee; and

(l)

power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Notes, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue.

Notwithstanding paragraphs (a) to (l) above, no resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights of the Trustee hereunder without the Trustee’s written consent, such consent not to be unreasonably withheld.

10.14

Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject to section 10.11 provided, a resolution proposed at a meeting of Noteholders duly convened for the purpose of passing a Special Resolution and held in accordance with the provisions in this Article 10 at which, subject as hereinafter provided, the Holders of at least 51% of the principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the favourable votes of the Holders of not less than 66 2/3% of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

10.15

Minutes

Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of PTQ, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall constitute prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made and signed as aforesaid, shall be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to have been duly passed and had.

10.16

Effect of Resolutions

Every resolution and every Special Resolution passed in accordance with the provisions of this Article 10 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by the Noteholders in accordance with section 10.11 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to any provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Special Resolution and instrument in writing. Notwithstanding anything contained herein to the contrary, no Special Resolution may: (i) reduce in any manner the amount of, or delay the timing of the distributions required to be made on a Note without the consent of 100% of the Noteholders; (iii) adversely affect in any material respect the interests of the Noteholders without the consent of 100% of the Noteholders based on the opinion of counsel; and (iv) modify the provisions of this Section 10.16 without the consent of 100% of the Noteholders. Unless the Trustee agrees otherwise, notice of the passing of every resolution and every Special Resolution shall be given to the Noteholders in the manner provided in section 14.1.

11.

SUPPLEMENTAL INDENTURES

11.1

Provision for Supplemental Indentures for Certain Purposes

From time to time PTQ and the Trustee may, without any further approval or consent of the Noteholders (subject to the provisions of this Indenture), and they shall, when so directed by the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

evidencing the succession of Successors and the covenants of and obligations assumed by such Successors in accordance with the provisions of Article 9;

(b)

giving effect to any Special Resolution passed as provided in Article 10;

(c)

adding to the provisions hereof such additional covenants, enforcement provisions, release provisions and other provisions as, in the opinion of Counsel, are necessary or advisable, provided that, in the opinion of the Trustee, the same are not prejudicial to the legal rights of the Noteholders;

(d)

making any modification of any of the provisions of this Indenture or the Notes which is of a formal, minor or technical nature;

(e)

making any additions to, deletions from or alterations of the provisions of this Indenture (including any of the terms and conditions of the Notes) which in the opinion of the Trustee based on the opinion of Counsel are not prejudicial to the interests of the Noteholders and which are necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to this Indenture;

(f)

adding to or altering the provisions hereof in respect of the transfer of Notes, including provision for the exchange of Notes of different denominations and making any modification in the form of the Notes which does not affect the substance thereof and which, in the opinion of the Trustee, based on the opinion of Counsel, is not prejudicial to the interests of the Noteholders;

(g)

correcting or rectifying any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Trustee, based on the opinion of Counsel, the rights of the Trustee and the Noteholders are not materially prejudiced thereby; and

(h)

any other purpose not inconsistent with the terms of this Indenture provided that, in the opinion of the Trustee, based on the opinion of Counsel, the rights of the Trustee and of the Noteholders are not materially prejudiced thereby.

11.2

Binding Effect of Modifications

Every modification, addition, deletion, alteration, correction or rectification to, from or of the provisions hereof shall bind the Noteholders and notice thereof shall be given as soon as practicable in accordance with section 14.1, unless the Trustee agrees otherwise.

12.

 CONCERNING THE TRUSTEE

12.1

Conditions Precedent to Trustee’s Obligation to Act

The Trustee shall not be bound to give any notice or do or take any act, action or proceeding in virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof. Nor, subject to any default which may come to the attention of the Trustee by virtue of PTQ’s compliance with subsection 6.1(c), shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee, and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that PTQ is not in default hereunder and that no default has been made with respect to the payment of principal or interest on the Notes or in the observance or performance of any of the covenants, agreements or conditions contained herein.

Any such notice or requisition shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default or take action without any such requisition.

12.2

Requirement for Funds and Indemnity

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Trustee or the Noteholders hereunder shall be conditional upon the Noteholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee and its officers directors and employees against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Noteholders at whose instance it is acting to deposit with the Trustee the Notes held by them, for which Notes the Trustee shall issue receipts.

12.3

Evidence

Whenever it is provided in this Indenture, with reference to any application to the Trustee for the certification and delivery of Notes or other action hereunder, that PTQ shall deposit with the Trustee resolutions, certificates, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith at the time of the granting of such application (or on the effective date of any such certificate or report, as the case may be) of the facts and opinions stated in all documents so deposited shall, in each and every such case, be conditions precedent to the right of PTQ to have such application granted. The Trustee may rely and shall be protected in acting upon any such documents deposited with it in purported compliance with any such provision or of any other purpose hereof, but may in its discretion require further evidence before acting or relying thereon.

The Trustee may rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper or document believed by it to be genuine without the need for independent investigation and to have been signed, sent or presented by or on behalf of the proper party or parties.

12.4

Experts and Advisers

The Trustee may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, and shall not be responsible for any misconduct on the part of any of them.

The cost of such services shall be added to and be part of the Trustee’s expenses hereunder.

The Trustee may act, or not act, and shall incur no liability and shall be protected in acting, or not acting, in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser or other expert or adviser, whether retained or employed by PTQ or by the Trustee, in relation to any matter arising in the administration of the trusts hereunder and the fulfilment of its obligations and the exercise of its rights hereunder.

12.5

Documents, Moneys, etc. Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safe-keeping in the Province of British Columbia with any such bank. Unless herein otherwise expressly provided, any moneys so held, pending the application or withdrawal thereof under any provisions of this Indenture, may be deposited in the name of the Trustee in any Canadian chartered bank at the rate of interest (if any) then current on similar deposits or, with the consent of PTQ, may be (a) deposited in the deposit department of the Trustee or any other loan or trust corporation authorized to accept deposits under the laws of Canada or a province thereof, or (b) invested in securities issued or guaranteed by the government of Canada or of any province thereof, maturing not more than 90 days from the date of investment. All interest or other income received by the Trustee in respect of such deposits and investments shall belong to PTQ and be remitted to PTQ or in accordance with the provisions of applicable laws of public order, unless an Event of Default shall have occurred and be continuing, in which case all such interest and income shall be held by the Trustee and applied in accordance with section 7.6.

12.6

Action by Trustee to Protect Interests

The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect and enforce its interests and the interests of the Noteholders.

12.7

Trustee not Required to give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

12.8

Protection of Trustee

By way of supplement to the provisions of any law for the time being relating to trustees:

(a)

the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture, in the Notes, in the PTQ GSA or in any other document relating hereto or thereto (except the representation contained in section 12.11 and in the certificate of the Trustee on the Notes) or required to verify the same, but any such statements or recitals are and shall be deemed to be made by PTQ;

(b)

nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture or the PTQ GSA or any instrument ancillary, including but not limited to security documents relating to the Guarantors, or supplemental hereto or thereto;

(c)

the Trustee is not a party to, nor is bound by, any provisions which may be evidenced by, or arise out of, any agreement other than as therein set forth under the express provisions of this Agreement;

(d)

the Trustee shall not be answerable for the default or misconduct of any adviser, agent or legal counsel employed or appointed, at its discretion, by it if such adviser, agent or legal counsel shall have been selected with reasonable care;

(e)

the Trustee shall not be liable for any error of judgement, or for any act done or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or  omit from doing in connection herewith, except its own fraud and gross negligence;

(f)

the Trustee shall not be bound to give to any person notice of the execution hereof;

(g)

the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of PTQ of any of the covenants contained in this Indenture, in the PTQ GSA or in any other document relating hereto or thereto or of any acts of the agents or servants of PTQ;

(h)

PTQ and every party to this Agreement hereby agrees to jointly and severally indemnify and save harmless the Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result or arising out of the performance of its duties and obligations hereunder (including without limitation the fees and disbursements of any advisers and legal counsel it may retain), save only in the event of gross negligence or fraud of the Trustee or any of its officers, directors, employees or agents. This indemnification shall survive the termination of this Indenture or the resignation or removal of the Trustee;

(i)

every party to this Agreement agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. The Trustee shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the parties hereto shall, so often as required, furnish the Trustee with satisfactory indemnity and funding against such expense or liability;

(j)

the forwarding of a cheque by the Trustee will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Trustee, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque;

(k)

the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances;

(l)

the Trustee will disburse monies according to this Agreement only to the extent that monies have been deposited with it;

(m)

the Trustee shall not be bound by any notice, claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and signed by the parties hereto and if its duties herein are affected, unless it shall have given its prior written consent thereto;

(n)

the Trustee shall have no duties except those which are expressly set forth herein, and the Trustee shall not be liable except for the performance of such duties and obligations as shall specifically be set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Trustee;

(o)

the Trustee shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any security deposited with it;

(p)

the Trustee shall not be responsible for assessing the validity or advisability of any directions or instructions received by it. The Trustee shall under no circumstances be deemed to provide legal, investment, tax or trading advice or counselling;

(q)

the Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means;

(r)

nothing herein shall be deemed to hold the Trustee responsible for failure by PTQ or the Guarantors to maintain insurance coverage or for any loss arising out of any want, defect or insufficiency in any insurance policy, or because of failure of any insurer to pay the full amount of any loss or damage insured against. The Trustee shall be entitled to request and rely absolutely upon an Officers' Certificate of PTQ stating that each of PTQ and the Guarantors are in compliance with their covenant to maintain adequate insurance coverage. No duty with respect to effecting or maintaining insurance coverage shall rest with the Trustee;

(s)

given that the Guarantors have created certain security documents to secure all obligations created under this Indenture which are joint and several with as amongst PTQ and the other Guarantors and given that such security documents state that the rights, duties and obligations of the Trustee under such documents shall be governed by and construed in accordance with laws other than those of British Columbia and Canada, PTQ agrees to indemnify and hold harmless the Trustee for any duties, obligations or standards imposed on the Trustee under any laws which are not Canadian which are more stringent, than the duties, obligations and standards to which the Trustee would be held as the Trustee under such security agreements by the laws of British Columbia and Canada; and

(t)

the Trustee shall not be liable for or by reason of:

a.

any failure or defect of title to, or encumbrance upon, the PTQ Charged Property or any security pledged hereunder;

b.

any failure of or defect in the registration, filing or recording of this Indenture or any other deed or writing delivered hereunder by way of mortgage or charge upon the PTQ Charged Property or any security pledged hereunder or any part thereof, or any notice, caveat or financing statement with respect to the foregoing; or

c.

any failure to do any act necessary to constitute, perfect and maintain the priority of the security hereby created.

12.9

Replacement of Trustee

The Trustee may resign and be discharged from all further duties and liabilities hereunder by giving to PTQ not less than 60 days’ notice in writing or such shorter notice as PTQ may accept as sufficient. The Noteholders, by Special Resolution, shall have power at any time to remove the Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, PTQ shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Noteholders; failing such appointment by PTQ, the retiring Trustee or any Noteholder may apply to the Court, on such notice as the Court may direct, for the appointment of a new trustee; but any new trustee so appointed by PTQ or by the Court shall be subject to removal as aforesaid by the Noteholders. Any new trustee appointed under these provisions must be a corporation authorized to carry on the business of a trust company in the Province of British Columbia. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of PTQ, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new trustee. At the request of PTQ or the new trustee, the retiring Trustee, upon payment of the amounts, if any, due to it pursuant to section 6.2, shall duly assign, transfer and deliver to the new trustee all property and money held and all records kept by the retiring Trustee hereunder or in connection herewith.

Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act.

12.10

Trustee Not Bound to Act

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days’ written notice to PTQ, or any shorter period of time as agreed to by the parties, notwithstanding the provisions of Section 11.9 of this Indenture, provided that (i) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee’s satisfaction within such notification period, then such resignation shall not be effective.

12.11

Conflict of Interest

The Trustee represents to PTQ that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate same or resign its trust hereunder.

Subject to the preceding paragraph, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of PTQ and generally may contract and enter into business transactions with PTQ or any of its Affiliates without being liable to account for any profit made thereby.

12.12

Delegation of Powers

The Trustee may delegate to any person the performance of any of the trusts and powers vested in it by this Indenture and any such delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the interests of the Noteholders.

12.13

Acceptance of Trust

The Trustee hereby accepts any and all trusts created or constituted for the purposes of such sections, agrees to perform the same upon the terms and conditions herein set forth and in acting as Trustee hereunder shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to this Indenture and the trusts established hereunder.

12.14

Privacy Issues

The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)

to provide the services required under this agreement and other services that may be requested from time to time;

(b)

to help the Trustee manage its servicing relationships with such individuals

(c)

to meet the Trustee’s legal and regulatory requirements; and

(d)

if Social Insurance Numbers or Social Security Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

12.15

Third Party Interests

PTQ hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the PTQ, is not intended to be used by or on behalf of any third party.

12.16

Environmental Indemnity

PTQ and the Guarantors jointly and severally shall indemnify the Trustee, its directors, officers, employees, and agents, and all of their successors and assigns (collectively the “Indemnified Parties”) against any loss (other than a loss of profit), expense, claim, liability or asserted liability (including strict liability) and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages incurred as a result of: (a) the administration of the trust created hereby; (b) the exercise by the Trustee of any rights hereunder; which result from or relate, directly or indirectly, to: (i) the presence or release of any contaminants, by any means or for any reason, on the PTQ Charged Property and property charged by the Guarantors hereunder, whether or not release or presence of the contaminants was under control, care or management of PTQ or the Guarantors or of a previous owner, or of a tenant; (ii) any contaminant present on or released from any contiguous property to the PTQ Charged Property and property charged by the Guarantors hereunder; or (iii) the breach or alleged breach of any environmental laws by PTQ or the Guarantors. For the purposes of this Section 12.16, “liability” shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party and (iii) liability of the Indemnified Party for damage to or impairment of the environment; (iv) liability of an Indemnified Party for damage to or impairment of the environment and (v) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis.

13.

GUARANTEE

13.1

Guarantee

Each Guarantor hereby solidarily (jointly and severally), waiving any and all rights of guarantors under Sections 809, 810, 811 and 812 of the Panamanian Code of Commerce, absolutely, unconditionally and irrevocably guarantees (the “Guarantee”) to each Noteholder and to the Trustee and their respective successors, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of PTQ or any other Guarantors to the Noteholders or the Trustee hereunder or thereunder, that: (a) the principal of, interest on, and any additional amounts, if any, with respect to the Notes will be duly and punctually paid in full when due, whether at maturity, by acceleration or otherwise, and interest on the overdue principal and (to the extent permitted by law) interest on, or additional amounts, if any, with respect to the Notes, and (b) all other obligations of PTQ or the Guarantors to the Noteholders or the Trustee hereunder or under the Notes (including amounts due the Trustee) and all other obligations of PTQ to the Noteholders or the Trustee hereunder or under the Notes, the PTQ GSA or any other document relating hereto or thereto (including fees, expenses or other), will be promptly paid in full or performed, all in accordance with the terms hereof and thereof. Failing payment when due of any amount so guaranteed, or failing performance of any other obligation of PTQ to the Noteholders, for whatever reason, each Guarantor will be obligated to pay, or to perform or cause the performance of, the same immediately. This Guarantee is valid as of the date hereof without the need of the Noteholders or the Trustee expressly giving notice of their acceptance thereto.

An Event of Default shall constitute an event of default under this Guarantee, and shall entitle the Noteholders or the Trustee to accelerate the obligations of the Guarantors hereunder in the same manner and to the same extent as the obligations of PTQ. Each Guarantor further agrees that, as between it, on the one hand, and the Noteholders and the Trustee, on the other hand, (a) subject to this Article 12, the maturity of the obligations guaranteed hereby may be accelerated as provided herein for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (b) in the event of any acceleration of such guaranteed obligations as provided herein, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Guarantee.

As general and continuing security for the due and punctual payment and performance of each Guarantor's obligations under this Indenture or this Guarantee, each Guarantor shall, forthwith after the execution hereof or its accession hereto, as applicable, execute and deliver a chattel mortgage and pledge of assets, as applicable as advised by Counsel, in favour of the Trustee for and on behalf of the Noteholders, in a form and content acceptable to such Guarantor and the Trustee as advised by Counsel, and pursuant to such chattel mortgage and pledge of assets, as applicable as advised by Counsel, each such Guarantor shall grant a security interest, lien, mortgage and hypothec on the universality of all of its property, movable and immovable (personal and real), present and future, corporeal and incorporeal (tangible and intangible), which security interest, lien, mortgage and hypothec shall be in priority to all Liens created or to be created to secure the repayment of any other Indebtedness.

If there is any conflict between the terms of any security document entered into by a Guarantor and this Indenture, the terms of this Indenture shall govern.

Each of the Guarantors hereby agrees that its obligations hereunder shall be unconditional, irrespective of the loss or diminution of capacity of PTQ or any other Guarantor, any change in the name of PTQ, the acquisition of the business of PTQ by another person, any change whatsoever in the objects, capital structure or constitution of PTQ, the amalgamation of PTQ or its business with any other person or with the business of any such other person, the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, any release of any other Guarantor, the recovery of any judgment against PTQ, any action to enforce the same, whether or not a guarantee is affixed to any particular Note, or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each of the Guarantors hereby waives the benefit of diligence, presentment, demand for payment, filing of claims with a court in the event of insolvency or bankruptcy of PTQ, any right to require a proceeding first against PTQ, protest, notice and all demands whatsoever. This Guarantee is a guarantee of payment and not of collection. No settlement or discharge of the obligations guaranteed pursuant to this Guarantee shall be effective if any payment by PTQ or any Guarantor in respect of such guaranteed obligations is avoided, affected or reduced including by virtue of any provisions or enactments relating to bankruptcy, insolvency, liquidation or similar or other laws of general application from time to time, and if such payment is so avoided, affected or reduced, the Trustee and the Noteholders shall be entitled to recover the amount of such payment as if such settlement or discharge had not occurred and this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

The Trustee and the Noteholders, without thereby releasing any Guarantor, in whole or in part, under this Guarantee, may, in accordance with this Indenture, grant extensions of time, renewals, postponements and releases; they may also (i) take and give up Liens or guarantees or abandon same, in whole or in part, (ii) abstain from taking, perfecting, registering, publishing, renewing or enforcing any Lien or guarantee, (iii) accept arrangements or otherwise deal with the Company and others including any other guarantor, (iv) dispose of any Lien or guarantee and (v) amend, terminate, waive or otherwise modify any provision of this Indenture, the Notes or this Guarantee or any security granted hereunder.

The obligations of each Guarantor hereunder will constitute and be continuing obligations and will apply to and secure any ultimate balance due or remaining due in respect of the obligations guaranteed pursuant to this Guarantee and will not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid. The only circumstance where a Guarantor will be automatically released from its obligations hereunder is the case where such Guarantor is no longer required by the terms of the Indenture to maintain its Guarantee hereunder.

This Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against PTQ for liquidation or reorganization, should PTQ become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of PTQ’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment or performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any such payment, or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

All payments due to the Trustee or the Noteholders pursuant to the terms of this Guarantee or all other provisions, conditions, covenants and agreements to be observed and executed by the Guarantor shall be made, observed and executed by the Guarantor without any reduction whatsoever including all reductions resulting from any means of defence, right of action, right of set-off or compensation or from a reconventional demand of whatever nature, which the Guarantor has at any time against the Trustee or the Noteholders, in connection with this Guarantee, the Indenture, the Notes or otherwise.

Each Guarantor hereby binds itself with each and all of PTQ and the other Guarantors as solidary (joint and several) codebtor for the payment and performance of the obligations guaranteed pursuant to this Guarantee. The Trustee and the Noteholders shall not be bound to exhaust their recourse against PTQ or any Guarantor or under any other Lien or guarantee before being entitled to payment from any Guarantor under this Guarantee. Each Guarantor hereby irrevocably renounces to the benefits of discussion and division. Subject to the foregoing, the Guarantors shall have the right to seek contribution from any non-payingGuarantor so long as the exercise of such right does not impair the rights of the Trustee or the Noteholders under this Guarantee.

Notwithstanding anything contained herein to the contrary, each Guarantor shall, under this Guarantee, only be liable, directly or indirectly, for the maximum amount that can be guaranteed by such Guarantor without contravening the provisions of applicable law.

No shareholder, officer, director, employee or incorporator, past, present or future, of any Guarantor, as such, shall have any personal liability under this Guarantee by reason of his, her or its status as such shareholder, officer, director, employee or incorporator.

Each Guarantor agrees, at its expense, to do all such things and to execute and deliver to the Trustee and the Noteholders, from time to time, any such additional instruments or documents considered necessary to cause the Guarantee of such Guarantor to be, become or remain valid and effective in accordance with the terms of this Article 13.1, or to otherwise give full force and effect to the terms of this Article 13.1.

13.2

Subordination of Claims and Postponement of Subordination

Each Guarantor hereby subordinates all its claims, whether present or future, against PTQ to the obligations guaranteed pursuant to this Guarantee, so as to enable the Trustee and the Noteholders, in all circumstances, to be fully paid such guaranteed obligations in priority over such claims of each Guarantor.

Each Guarantor hereby absolutely, unconditionally and irrevocably agrees to refrain, until the obligations guaranteed pursuant to this Guarantee shall have been fully and indefeasibly paid and performed and until the Trustee and the Noteholders shall have received the entire amount of their claims in connection with such guaranteed obligations, from exercising any right which it may now or hereafter acquire against PTQ that arises from the existence, payment, performance or enforcement of such Guarantor’s obligations under this Guarantee and this Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, indemnification, and any right to participate in any claim or remedy of any Holder of Notes against PTQ, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from PTQ, directly or indirectly, in cash or other property or by set-off or compensation or in any other manner, payment or Lien on account of such claim or other rights.

If any amount shall be paid to any Guarantor in violation of any of the preceding subparagraphs of this section 13.2 and the obligations guaranteed pursuant to this Guarantee shall not have been fully and indefeasibly paid and performed, such amount shall be deemed to have been paid to such Guarantor for the benefit of, and shall be held in trust for the benefit of, the Noteholders, and shall forthwith be paid to the Trustee for the benefit of such Noteholders, to be credited and applied upon such guaranteed obligations, whether matured or unmatured, in accordance with the terms of this Indenture.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the subordination and postponement set forth in this section 13.2 are knowingly made in contemplation of such benefits.

14.

MISCELLANEOUS

14.1

Manner of Giving Notice

Any notice required or permitted by the provisions of this Indenture to be given to a Noteholder, the Trustee or PTQ shall be deemed conclusively to have been made if given either by hand delivery or by prepaid first class mail addressed:

(a)

in the case of the Noteholders, at their addresses shown on the register kept by the Trustee pursuant to section 2.9;

(b)

in the case of the Trustee, as follows:

COMPUTERSHARE TRUST COMPANY OF CANADA

510 Burrard Street, 3rd Floor

Vancouver, British Columbia V6C 3B9

Attention:

Manager, Corporate Trust

Telecopier:

(604) 661-9403

(c)

in the case of PTQ, as follows:

PETAQUILLA MINERALS LTD.

475 West Georgia Street, Suite 410

Vancouver, British Columbia V6B 4M9

Attention:

President and Chief Executive Officer

Telecopier:

(604) 694-0063

With a copy to:

VECTOR CORPORATE FINANCE LAWYERS

1040-999 West Hastings Street

Vancouver, B.C., V6C 2W2

Attention:

Mr. Graham H. Scott

Telecopier :

(604) 683-2643

provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or a similar section of any other newspaper having national circulation in Canada; provided further that if there is no such newspaper having national circulation, then by publishing twice in the business section or a newspaper in the city where the registers referred to in section 2.9 are maintained. Any notice so given shall be deemed to have been given on the day of hand delivery or on the day of courier or the day following that on which the notice was mailed or on the day that it was sent by facsimile if delivered prior to 5:00 p.m. (Van time) on a Business Day and otherwise on the next Business Day, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was mailed, it shall be sufficient to prove that such notice was properly addressed, stamped and mailed. Notice to any one of several joint Holders of Notes shall be deemed effective notice to the other joint Holders. Any notice sent by mail to or left at the address of a Noteholder pursuant to this section shall, notwithstanding the death or bankruptcy of such Noteholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully given and shall be deemed sufficient notice to all persons having an interest in the Notes concerned.

14.2

Day not a Business Day

In the event that any day on which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

14.3

Execution and Effect of Restated Indenture

Subject to Article 11, a restated Indenture, setting forth the terms of this Indenture, as amended to the time of execution, may be executed at any time or from time to time by the Trustee and such restated Indenture as so executed shall thereafter be effective and may thereafter be referred to in lieu of the original Indenture as so amended; provided, however, that no such execution of a restated Indenture shall be deemed to constitute a termination of this Indenture or the trusts constituted hereunder.

14.4

Consolidations

The Trustee may prepare consolidated copies of this Indenture as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of this Indenture, as amended or amended and restated.

14.5

Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart and notwithstanding their date of execution shall be deemed to be dated the date of this Indenture.

14.6

Severability

The provisions of this Indenture are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Indenture and shall not affect or impair any of the remaining provisions thereof. If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

14.7

Headings for Reference Only and Preamble

The headings preceding the Articles and sections hereof have been inserted for convenience and reference only and shall not be construed to affect the meaning, construction or effect of this Indenture. The preamble and recitals hereto (and all definitions therein contained) shall form an integral part of this Indenture.

14.8

Successors and Assigns

The provisions of this Indenture shall enure to the benefit of, and be binding upon, the parties and their respective successors and assigns.

14.9

Time of the Essence

Time shall be of the essence of this Indenture.

14.10

Governing Law

This Indenture and the Notes shall be interpreted and governed by, take effect and be construed exclusively in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

14.11

Force Majeure

To the extent that a Force Majeure Event occurs and is continuing for a period of 45 days or more such that PTQ cannot make the distribution contemplated by Section 2.19, PTQ shall be immediately notify the holders of the Notes in writing and no Event of Default shall arise under this Indenture by reason of any failure by PTQ to make such distribution to the extent that such failure to perform is caused by the occurrence of a Force Majeure Event; provided however if such Force Majeure Event continues for a maximum of 180 days, such failure to make distribution contemplated by Section 2.19 shall become an Event of Default. For purposes of this Indenture, “Force Majeure Event” means any event beyond the reasonable control of PTQ, whether or not foreseeable, including, without limitation fire, explosion, lightning, storm, tempest, hurricane, tornado, flood, earthquake, riot or civil commotion provided that, in each case, such event does not arise, directly or indirectly, as a result of any act or negligence on the part of PTQ or its Affiliates and such event, directly or indirectly, causes PTQ to be unable to comply with its obligations under section 2.19. Where PTQ is (or claims to be) affected by a Force Majeure Event, it shall take all commercially reasonable steps to mitigate the consequences of such an event upon the performance of its obligations under section 2.19.

14.12

Entire Agreement

This Indenture and all documents contemplated by or delivered under or in connection with this Indenture, constitute the entire agreement between the parties with respect to the subject matter and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and undertakings, whether written or verbal.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date indicated on the first page of this Indenture.

PETAQUILLA MINERALS LTD.

Per:  /s/ Bassam Moubarak

Name:  Bassam Moubarak

Title:

CFO

ADRIAN RESOURCES (BVI) LTD.

Per:  /s/ Bassam Moubarak

Name:  Bassam Moubarak

Title:

PETAQUILLA MINERALS, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

PETAQUILLA GOLD, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

COMPANIA MINERA BELENCILLO, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

PETAQUILLA INFRAESTRUCTURA, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

AQUA AZURE, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:  /s/ Alice Kollen

Name:  Alice Kollen

Title:

Professional, Corporate Trust

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:  /s/ Garbriel Ducharme

Name:  Gabriel Ducharme

Title:

Professional, Corporate Trust

APPENDIX "I"

1.

CONVERSION RIGHTS

1.1

Conversion Privilege of the Series D Noteholder

Upon and subject to the provisions and conditions hereof, the Holder of each Series D Note shall have the right, at its option, at any time prior to 5:00 p.m. (Eastern Standard Time) on the earlier of: (i) the Maturity Date and (ii) if such Series D Note has been previously called for redemption pursuant to section 2.16, the Business Day immediately preceding the Redemption Date (such time and date in this Article 3 being referred to as the "Time of Expiry"), to convert the whole or any part of the amount due on the Maturity Date of such Series D Note (for greater certainty being 110% of the principal amount of the Series D Note for conversion) into fully paid and non-assessable Common Shares of PTQ at the Conversion Price; provided however that the amount of such Series D Note to be converted shall be converted into Canadian currency using the Prevailing Exchange Rate. For clarity, the calculation for US$1000 principal amount to convert is: US$1000 multiplied by 110% = US$1100 and assuming a Prevailing Exchange Rate of CDN$1.10 = CDN $1210.00 divided by Conversion Price (CDN $2.25) = 538 Common Shares (after adjustment pursuant to section 1.4). Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Series D Note or Series D Notes surrendered for conversion at any one time by the Holder thereof may be converted in accordance with the foregoing provisions of this section 1.1.  Fractional interests in Common Shares shall be adjusted for in the manner provided in section 1.4.

In addition, PTQ shall make an additional cash payment to any Holder who exercises their right to convert as described above in an amount equal to any and all accrued and unpaid interest on that portion of the note being converted to the Date of Conversion, it being understood that any and all prepaid interest in such Series D Notes shall be deemed fully paid and unrecoverable by PTQ to the respective Series D Noteholder as a “make whole” premium.  PTQ shall pay such interest payment to the Noteholders exercising their right to convert on the Conversion Date and shall deposit sufficient funds to the Trustee before the Conversion Date.  Subject to sufficient funds received by the Trustee, payments will be sent as contemplated in section 2.10.

1.2

Manner of Exercise of Right to Convert

The Holder of a Series D Note desiring to convert such Series D Note in whole or in part into Common Shares in accordance with section 1.1 shall surrender such Series D Note to the Trustee at the Corporate Trust office together with the Conversion Form on the back of such Series D Note or any other written notice, acceptable to the Company and Trustee, in either case duly executed by the Holder or its executors or administrators or other legal representatives or its or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee and PTQ, and together with Holder’s written notice of the Prevailing Exchange Rate for such conversion, in each case acting reasonably, exercising its right to convert such Series D Note in accordance with the provisions of this Article 1.

Thereupon such Series D Noteholder and/or its nominee(s) or assignee(s) shall be entitled to be entered in the books of PTQ as at the Date of Conversion (as defined below) as the Holder of the number of Common Shares into which such Series D Note is convertible in accordance with the provisions of this Article 1 and, as soon as practicable thereafter and in any event within five (5) Business Days, PTQ shall deliver or cause to be delivered to such Series D Noteholder and/or, subject as aforesaid, its nominee(s) or assignee(s) a certificate or certificates for such Common Shares registered in the name of the Series D Noteholder or as otherwise directed by the Series D Noteholder.

If a Series D Note contains the U.S. restrictive legend set forth in Schedule “B” to the Indenture, the certificate representing the Common Shares underlying such Series D Note issuable upon conversion thereof shall also contain substantially the same form of U.S. restrictive legend set forth in Schedule “B” to the Indenture.

The deemed date of conversion (the "Date of Conversion") of a Series D Note shall be the date on which it is surrendered in accordance with this section 1.2. In the case of a Series D Note surrendered by post or other means of transmission, the Date of Conversion shall be the date on which it is received by the Trustee.

Any part, being US$1,000 or an integral multiple thereof, of a Series D Note may be converted as provided in this Article 1 and all references in this Indenture to conversion of Series D Notes shall be deemed to include conversion of such parts.

The Holder of any Series D Note of which part only is converted shall, upon the exercise of its right of conversion, surrender the said Series D Note to the Trustee, and the Trustee shall cancel the same and shall without charge forthwith deliver to the Holder a new Series D Note or Series D Notes in an aggregate principal amount equal to the unconverted part of the principal amount of the Series D Note so surrendered.

1.3

Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a)

intentionally deleted;

(b)

if and whenever at any time prior to the Time of Expiry PTQ shall: (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares; or (iii) issue Common Shares to the Holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares pursuant to the exercise of options to receive dividends in the form of Common Shares in lieu of dividends paid in the ordinary course), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issuance of Common Shares by way of a stock dividend, as the case may be, shall, in the case of the events referred to in clauses (i) and (iii) above, be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision or dividend, or shall, in the case of the events referred to in clause (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this section 1.3(b) shall occur; any such issuance of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under sections 1.3(c) and (d);

(c)

if and whenever at any time prior to the Time of Expiry PTQ shall fix a record date for the issuance of rights or warrants to all or substantially all the Holders of its outstanding Common Shares entitling them, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the Current Market Price of a Common Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, the numerator of which shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Common Share, and the denominator of which shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible); any Common Shares owned by or held for the account of PTQ shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any such rights or warrants are not so issued or any such rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be;

(d)

if and whenever at any time prior to the Time of Expiry PTQ shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of: (i) shares of any class other than Common Shares; (ii) rights, options, warrants or securities convertible into or exchangeable for Common Shares (excluding those referred to in section 3.3(c)); (iii) evidence of its indebtedness; or (iv) assets (including cash, but excluding dividends paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, the numerator of which shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date, less the fair market value (as determined by the Board of Directors with the approval of the Series D Noteholders, and if the Common Shares are then listed on the Toronto Stock Exchange, the approval of the Toronto Stock Exchange, which determination shall be conclusive) of such shares or rights, options, warrants or securities convertible into or exchangeable for Common Shares or evidence of indebtedness or assets so distributed, and the denominator of which shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share; any Common Shares owned by or held for the account of PTQ shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such shares, rights, options, warrants or securities convertible into or exchangeable for Common Shares or evidence of indebtedness or assets actually distributed, as the case may be;

(e)

for the purpose of any computation under section 3.3(c) or (d), the "Current Market Price" per Common Share at any date shall be the weighted average price of the Common Shares for the 30 consecutive trading days ending three (3) trading days prior to such date on the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, on such national stock exchange on which the Common Shares are listed as may be selected for such purpose by the Board of Directors, or, if the Common Shares are not listed on a national stock exchange, then on the over-the-counter market (provided that an "active trading market" for the Common Shares exists on such over-the-counter market). An "active trading market" shall not be deemed to exist when the spread between the bid and ask prices per Common Shares exceeds 10%. If there is no active trading market, the "Current Market Price" shall be determined in the good faith and reasonable judgment of a nationally-recognized investment banking firm selected by PTQ and the Holders of a majority in principal amount of the outstanding Series D Notes;

(f)

if and whenever at any time after the date hereof and prior to the Time of Expiry, there is a consolidation, amalgamation or merger of PTQ with or into any other corporation or other entity (other than a vertical short-form amalgamation with one or more of its Subsidiaries), or a transfer of the undertaking or assets of PTQ as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a "Capital Reorganization"), the holder upon conversion of the Series D Notes after the effective date of such Capital Reorganization will be entitled to receive upon conversion of the Series D Notes, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which the holder was previously entitled upon such conversion, the aggregate number of shares, other securities or other property, including cash, which the holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which the holder would have been entitled upon conversion of the Series D Notes;

(g)

in the case of any reclassification of, or other change in, the outstanding Common Shares of  PTQ other than a subdivision, redivision, reduction, combination or consolidation, the Conversion Price shall be adjusted in such manner, if any, and at such time, as, the Board of Directors, in their sole discretion, may determine to be equitable in the circumstances and if the Common Shares are then listed on the Toronto Stock Exchange, with the approval of the Toronto Stock Exchange. Failure of the Board of Directors to provide for an adjustment on or prior to the effective date of any such reclassification of, or change in, the outstanding Common Shares of PTQ shall be conclusive evidence that the Board of Directors have determined that it is equitable to make no adjustment in the circumstances;

(h)

subject to the prior written consent of the Toronto Stock Exchange, in any case in which this section 1.3 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, PTQ may defer, until the occurrence of such event, issuing to the Holder of any Series D Note converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that PTQ shall deliver to such Holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this section 1.3, have become the holder of record of such additional Common Shares;

(i)

the adjustments provided for in this section 1.3 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this section 1.3; provided that, notwithstanding any other provision of this section 1.3, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustments which by reason of this section 1.3(l) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(j)

in the event of any question arising with respect to the adjustments provided in this section 1.3, such question, subject to prior written consent of the Toronto Stock Exchange, shall be conclusively determined by a firm of chartered accountants appointed by PTQ and acceptable to the Series D Noteholders (who may be the auditors of PTQ); such accountants shall have access to all necessary records of PTQ and such determination shall be binding upon PTQ, the Series D Noteholders and the Trustee.

1.4

No Requirement to Issue Fractional Shares

PTQ shall not be required to issue fractional Common Shares upon the conversion of Series D Notes pursuant to this section 1. If more than one Series D Note shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Series D Notes to be converted. If any fractional interest in a Common Share would, except for the provisions of this section 1.4, be deliverable upon the conversion of any principal amount of Series D Notes, the number of Common Shares issuable shall be rounded up to the nearest whole number.

1.5

Corporation to Reserve Common Shares

PTQ covenants with the Series D Noteholders that it will at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issue upon conversion of Series D Notes as in this Article 1 provided, and conditionally allot to Series D Noteholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Series D Notes. PTQ covenants with the Series D Noteholders that all Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable Common Shares of PTQ. The Series D Noteholders hereby acknowledge and accept that in the event that the conversion of the Series D Notes into Common Shares requires the issuance of more than 24,000,000 Common Shares, PTQ, in order to comply with the policies of the Toronto Stock Exchange, will require the approval of the shareholders of PTQ. PTQ will be deemed to be in compliance with the provisions hereof for so long as it is diligently seeking to obtain such shareholder approval. PTQ shall confirm by Officer’s Certificate that any such shareholder approval has been obtained and the Trustee shall be entitled to rely on such Officer’s Certificate without further investigation.

1.6

Taxes and Charges on Conversion

The Trustee shall deliver Common Shares to the Holders of Series D Notes free and clear of all deductions and withholdings as confirmed applicable in a tax opinion to be provided by PTQ tax advisor. Trustee shall rely on such opinion and any written direction from PTQ and shall have no duty or responsibility to determine applicable withholding taxes. Common shares shall only be delivered to Holders upon payment of any applicable withholding taxes by the Holder required to be paid by the Trustee or PTQ. The Trustee shall be held harmless by the Holder entitled to the common shares for any damages caused due to the failure to release the shares including but not limited to price fluctuations of the common shares. Each Holder shall (severally, but not jointly and severally) indemnify and hold harmless the Trustee and PTQ for the full amount of Indemnified Taxes (including penalties, interest and expenses payable or incurred in connection therewith) imposed on or required to be paid by the Trustee or PTQ in connection with issuance and/or delivery to the Holder of Common Shares upon the exercise of the Holder's right of conversion pursuant to the terms of the Series D Notes and of this Indenture. Payment under this indemnification shall be made within 30 days from the date the Trustee or PTQ makes written demand for it to the Holder, provided that such demand is accompanied by an assessment, demand or similar document issued by a governmental authority having jurisdiction to tax.

1.7

Cancellation of Converted Series D Notes

All Series D Notes converted in whole or in part under the provisions of this Article 1 shall be forthwith delivered to and cancelled by the Trustee.

1.8

Certificate as to Adjustment

PTQ shall from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in section 1.3, deliver an Officers' Certificate to the Series D Noteholders and the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall, subject to the provisions of section 1.3(j), be conclusive and binding on all parties in interest. PTQ shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, forthwith give notice to the Series D Noteholders and the Trustee in the manner provided herein specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

1.9

Notice of Special Matters

PTQ covenants with the Series D Noteholders and the Trustee, that, at any such time that any Series D Notes remain outstanding, it will give notice to the Series D Noteholders in the manner provided in section 14.1 of the Indenture, of its intention to fix a record date for any event referred to in section 1.3(b), (c) or (d) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that PTQ shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 15 Business Days in each case prior to such applicable record date or effective date, whichever is earlier.

1.10

Obligations of PTQ Regarding Calculations

PTQ shall provide Trustee with all calculations pursuant to section 1.5 hereunder, and PTQ acknowledges and agrees that Trustee shall be permitted to rely on such calculations without further investigation, and shall not be liable for any errors or omissions associated with such calculations.

1.11

Protection of Trustee

The Trustee shall:

(a)

not at any time be under any duty or responsibility to any Series D Noteholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made when made, or with respect to the method employed in making the same;

(b)

not be accountable with respect to the validity or value (or kind or amount) of any Common Shares or other securities or property which may at any time be issued or delivered upon the conversion of any Series D Notes;

(c)

not be responsible for any failure of PTQ to make any cash payment or to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Series D Notes for the purpose of conversion or to comply with any of the covenants contained in Article 1;

(d)

be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof by or on behalf PTQ or in respect of the validity or the execution of any Series D Notes by PTQ and issued hereunder, nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of Common Shares or any securities to be issued upon conversion of Series D Notes provided for in this Indenture and/or in any Series D Note certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable; and

(e)

be entitled to act and rely on any adjustment calculation provided by PTQ or PTQ’s auditors and on any certificates and other documents filed by PTQ pursuant to this Article 1 for all purposes of the adjustment

SCHEDULE "A"

To the Secured Note Indenture between Petaquilla Minerals Ltd. and Computershare Trust Company of Canada providing for the issue of Senior Secured Notes of Petaquilla Minerals Ltd.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE SEPTEMBER 21, 2008.

FOR SENIOR SECURED NOTES ISSUED IN THE UNITED STATES OR TO, OR FOR, THE ACCOUNT OR BENEFIT OF, “U.S. PERSONS”, AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, PLEASE INSERT THE FOLLOWING LEGEND:

[“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND RESTRICTIONS, (C) IN ACCORDANCE WITH THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION (WHICH WILL BE DELIVERED PROMPTLY AND WILL NOT BE UNREASONABLY WITHHELD, BUT WHICH MAY BE CONDITIONAL ON DELIVERY OF A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION AND THE TRUSTEE), PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S UNDER THE 1933 ACT AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE CORPORATION'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT.”]

FORM OF SENIOR SECURED NOTES

NO. Å	US$Å

PETAQUILLA MINERALS LTD.

(A corporation incorporated under the laws of British Columbia)

SENIOR SECURED NOTE

DUE MAY 21, 2013

Petaquilla Minerals Ltd. ("PTQ") for value received hereby promises to pay to the order of ____________________________ on May 21, 2013 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter  mentioned, the sum of 120% of Å DOLLARS ($Å) in lawful money of the United States, on presentation and surrender of this Note at the principal office of the Trustee in the city of Vancouver and such other cities as the Trustee may keep branch registers for these Notes from time to time.

This Note is one of the Senior Secured Notes due May 21, 2013 in the aggregate principal amount denominations of $1,000 in lawful money of the United States issued under a Senior Secured Note Indenture (the "Indenture") made as of May 21, 2008 and made between PTQ and Computershare Trust Company of Canada, as trustee (the "Trustee"). Reference is hereby made to the Indenture for a description of the rights of the holders of the said Notes, PTQ and the Trustee and of the terms and conditions upon which the Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Note, by acceptance hereof, assents. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Notes are issuable as fully registered Notes in denominations of US$1,000 and integral multiples of US$1,000 and in other authorized denominations. The Notes of any authorized denomination may be exchanged, as provided in the Indenture, for Notes in an equal aggregate principal amount in some authorized denomination or denominations.

This Note and all other Notes certified and issued under the Indenture rank pari passu with one another, in accordance to their tenor without discrimination, preference or priority. The Indenture does not restrict PTQ from incurring additional Indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any Indebtedness.

Subject to regulatory requirements, Notes may be purchased by PTQ in the open market or by tender or private contract at any price. Notes purchased by PTQ shall be cancelled and shall not be reissued.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of 66 2/3% of the Notes outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Note may only be transferred upon compliance with the conditions precedent in the Indenture on one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as PTQ with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

The holder of this Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Note and of the Indenture and confirms and ratifies the appointment of the Trustee as the fondé de pouvoir (holder of the power of attorney) of the holder of this Note to the extent necessary for the purposes hereof and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF PTQ has caused this Note to be signed by its duly authorized signing authorities.

DATED as of the 21st day of May, 2008.

PETAQUILLA MINERALS LTD
By:
(Authorized Officer)

By:
(Authorized Officer)

TRUSTEE’S CERTIFICATE

This Note is one of the Senior Secured Notes referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________________________________, whose address and social insurance number, if applicable, are set forth below, this Note (or US$________________________ principal amount hereof) of Petaquilla Minerals Ltd. standing in the name(s) of the undersigned in the register maintained by or on behalf of Petaquilla Minerals Ltd. with respect to such Note and does hereby irrevocably authorize and direct _____________________ to transfer such Note in such register, with full power of substitution in the premises.

Dated:  _________________________

Address of Transferee:
	(Street	Address)

(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be US$1,000 or an integral multiple thereof).

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by an eligible guarantor institution with membership in an approved signature guarantee medallion program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

2.

The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

SCHEDULE "B"

To the Indenture between Petaquilla Minerals Ltd. and Computershare Trust Company of Canada providing for the issue of Notes of Petaquilla Minerals Ltd.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 27, 2009.

[FOR NOTES ISSUED IN THE UNITED STATES OR TO, OR FOR, THE ACCOUNT OR BENEFIT OF, “U.S. PERSONS”, AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, PLEASE INSERT THE FOLLOWING LEGEND:

[“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND RESTRICTIONS, (C) IN ACCORDANCE WITH THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION (WHICH WILL BE DELIVERED PROMPTLY AND WILL NOT BE UNREASONABLY WITHHELD, BUT WHICH MAY BE CONDITIONAL ON DELIVERY OF A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION AND THE TRUSTEE), PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S UNDER THE 1933 ACT AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE CORPORATION'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT.”]

FORM OF SERIES D NOTES

NO. Å	US$Å

PETAQUILLA MINERALS LTD.

(A corporation incorporated under the laws of British Columbia)

CONVERTIBLE SENIOR SECURED NOTE – SERIES D

DUE MARCH 25, 2011

Petaquilla Minerals Ltd. ("PTQ") for value received hereby promises to pay to the order of _____________________________ on March 25, 2011 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the sum of 110%of Å DOLLARS ($Å) in lawful money of the United States, on presentation and surrender of this Note at the principal office of the Trustee in the city of Vancouver and such other cities as the Trustee may keep branch registers for these Notes from time to time.

This Note is one of the Notes due March 25, 2011 in the aggregate principal amount denominations of $1,000 in lawful money of the United States issued under an Amended and Restated Note Indenture (the "Indenture") made as of March 25, 2009 and made between PTQ and Computershare Trust Company of Canada, as trustee (the "Trustee"). Reference is hereby made to the Indenture for a description of the rights of the holders of the said Notes, PTQ and the Trustee and of the terms and conditions upon which the Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Note, by acceptance hereof, assents. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Notes are issuable as fully registered Notes in denominations of US$1,000 and integral multiples of US$1,000 and in other authorized denominations. The Notes of any authorized denomination may be exchanged, as provided in the Indenture, for Notes in an equal aggregate principal amount in some authorized denomination or denominations.

This Note and all other Notes certified and issued under the Indenture rank pari passu with one another, in accordance to their tenor without discrimination, preference or priority.

The Holder of a Note desiring to convert such Note in whole or in part into Common Shares in accordance with section 1.1 of Appendix “I” of the Indenture shall surrender such Note to the Trustee at the Corporate Trust office together with the Conversion Form on the back of such Note.

Upon and subject to the provisions and conditions hereof, the Holder of each Note shall have the right, at its option, at any time prior to 5:00 p.m. (Eastern Standard Time) on the earlier of: (i) the Maturity Date and (ii) if such Note has been previously called for redemption pursuant to section 2.16, the Business Day immediately preceding the Redemption Date (such time and date in this Article 3 being referred to as the "Time of Expiry"), to convert the whole or any part of the amount due on the Maturity Date of such Note (for greater certainty being 110% of the principal amount of the Note for conversion), plus any and all accrued and unpaid interest to the Date of Conversion, into fully paid and non-assessable Common Shares of PTQ at the Conversion Price, it being understood that any and all prepaid interest in such Notes shall be forfeited by PTQ to the respective Noteholder as a “make whole” premium; provided however that the amount of such Note to be converted shall be converted into Canadian currency using a fixed exchange rate whereby each US$1.00 of such amount for conversion shall be converted into CDN$1.10.

Subject to regulatory requirements, Notes may be purchased by PTQ in the open market or by tender or private contract at any price. Notes purchased by PTQ shall be cancelled and shall not be reissued.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of 66 2/3% of the Notes outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Note may only be transferred upon compliance with the conditions precedent in the Indenture on one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as PTQ with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar.

This Note is not transferable in the United States or to “U.S. persons,” as such term is defined in  Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), unless an exemption from registration is available under the U.S. Securities Act and any applicable state securities laws, and the Corporation and the Trustee have received an opinion of counsel of recognized standing or other evidence to such effect in form and substance reasonably satisfactory to the Corporation and the Trustee.

If this Note contains a legend restricting transfer under applicable United States federal and state securities laws, the Common Shares issuable upon conversion thereof shall also bear the same legend.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

The holder of this Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Note and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF PTQ has caused this Note to be signed by its duly authorized signing authorities.

DATED as of the 25th day of March, 2009.

PETAQUILLA MINERALS LTD
By:
(Authorized Officer)

By:
(Authorized Officer)

TRUSTEE’S CERTIFICATE

This Note is one of the Notes referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________________________________, whose address and social insurance number, if applicable, are set forth below, this Note (or US$________________________ principal amount hereof) of Petaquilla Minerals Ltd. standing in the name(s) of the undersigned in the register maintained by or on behalf of Petaquilla Minerals Ltd. with respect to such Note and does hereby irrevocably authorize and direct _____________________ to transfer such Note in such register, with full power of substitution in the premises.

Dated:  _________________________

Address of Transferee:
	(Street	Address)

(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be US$1,000 or an integral multiple thereof).

3.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by an eligible guarantor institution with membership in an approved signature guarantee medallion program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

4.

The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

Representations of Transferee

The transferee represents, warrants and certifies as follows (only one of the following must be checked):

A.

 ☐

The Transferee (a) is not in the United States and is not a “U.S. person” (a “U.S. Person”), as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), (b) is not acquiring this Note on behalf of a person in the United States or a U.S. Person, and (c) did not execute or deliver this Form of Assignment in the United States; or

B.

☐

 The Transferee has delivered to the Company and the Trustee a written opinion of counsel of recognized standing or such other evidence in form and substance reasonably satisfactory to the Company and the Trustee to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the transfer of the Note to such Transferee.

The undersigned understands that if Box B above is checked, the certificate representing this Note will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

If Box B is checked, any opinion or other evidence tendered must be in form and substance reasonably satisfactory to the Company and the Trustee. Holders planning to deliver an opinion of counsel or other evidence in connection with the transfer of Notes should contact the Company and the Trustee in advance to determine whether any opinions or other evidence to be tendered will be acceptable to the Company and the Trustee.

Dated: ____________________________

(SIGNATURE OF TRANSFEREE)

Print Name:

CONVERSION FORM

TO:

PETAQUILLA MINERALS LTD.

The undersigned registered holder of the within Note hereby irrevocably elects to convert US$              principal amount thereof into Common Shares of Petaquilla Minerals Ltd. in accordance with the terms of the Indenture referred to in such Note and directs that the Common Shares issuable and deliverable upon the conversion be issued and delivered to the Person indicated below.

* If less than the full principal amount of the within Note is to be converted, the principal amount indicated must be US$1,000 or integral multiples thereof to be converted.

Dated

Print name in which Common Shares issued on

conversion are to be issued, delivered and registered

Name

(ADDRESS)

    (CITY AND PROVINCE)

SIGNATURE OF REGISTERED HOLDER

If shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by an eligible guarantor institution with membership in an approved medallion guarantee program.